UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

   Item

1.	Press release dated July 30, 2020

2.	Management Report and Unaudited Interim Condensed Consolidated Financial Statements for the three-and six-months periods ended June 30, 2020

Item 1

Luxembourg, July 30, 2020

Sustaining connectivity to our communities

Group highlights Q2 2020

The financial highlights discussed and summarized in the table below are presented on an IFRS basis and therefore do not include the fully consolidated results from our Guatemala and Honduras joint ventures.

•	The Group has continued to prioritize employee and customer safety and has remained committed to providing reliable broadband connectivity in support of our communities during the pandemic.

•	Revenue decreased 8.0% and Operating Profit declined 14.5% year-on-year due mostly to the very severe nature of the lockdowns which had an immediate impact on our prepaid mobile business in particular.

•	The Group's overall operational and financial performance deteriorated in April and May before seeing some improvement in June.

•	Integration of our recent mobile acquisitions in Nicaragua and Panama is on track - synergy expectations increased by 10%.

•	Ongoing investments in strategic mobile network upgrades are beginning to pay off.

•	Divested our stake in Jumia and monetized a portion of our stake in Helios Towers - proceeds of $89 million used to accelerate debt reduction.

Financial highlights ($ millions)	Q2 2020	Q2 2019	% change	H1 2020	H1 2019	% change
Revenue	970	1,054	(8.0)%	2,057	2,089	(1.5)%
Operating Profit	93	109	(14.5)%	226	270	(16.1)%
Net (Loss) Income attributable to owners	(115)	45	NM	(238)	58	NM

Latin America segment highlights1 – Q2 2020

Our Latin America (“Latam”) segment includes our Guatemala and Honduras joint ventures as if they were fully consolidated. These highlights and the table that follows include non-IFRS measures. See page 21 for a description of these measures and for reconciliations to the nearest equivalent IFRS measures.

•	We faced unprecedented disruption from the severe lockdowns in the region, causing service revenue to contract 6.8% year-on-year on an organic basis.

•	EBITDA declined 8.1% organically, while the EBITDA margin increased 0.5 point, as the decline in revenue was partially offset by cost reductions.

•	Cash flow generation proved very resilient, with OCF sustained at $354 million, in line with our revised target for 2020 and thanks in part to the implementation of cost and capex savings initiatives.

Latam segment highlights ($ millions)	Q2 2020	Q2 2019	% change	H1 2020	H1 2019	% change
Revenue	1,360	1,461	(6.9)%	2,865	2,887	(0.8)%
Service Revenue	1,270	1,358	(6.4)%	2,665	2,689	(0.9)%
Organic growth	(6.8)%	2.0%	(8.8) pt	(3.3)%	2.8%	(6.1) pt
EBITDA	544	577	(5.7)%	1,144	1,164	(1.7)%
Organic growth	(8.1)%	1.5%	(9.6) pt	(5.2)%	3.0%	(8.2) pt
EBITDA Margin	40.0%	39.5%	0.5 pt	39.9%	40.3%	(0.4) pt
Capex	190	224	(15.2)%	364	392	(7.2)%
OCF (EBITDA – Capex)	354	353	0.3%	781	772	1.2%
Organic growth	(2.9)%	6.4%	(9.3) pt	(3.5)%	6.9%	(10.4) pt

1 Service revenue, EBITDA, EBITDA margin, Capex, OCF and Organic growth are non-IFRS measures. See page 21 for a description of these measures and for reconciliations to the nearest equivalent IFRS measures. 2019 EBITDA and OCF numbers have be re-presented as a result in the change in cost allocation. Please refer to our Q1 2020 Earnings Release for a description and reconciliation of this re-presentation.

Millicom Chief Exeutive Officer Mauricio Ramos commented:

"The second quarter of 2020 was one of the most challenging in Millicom's 30-year history, but we have responded quickly and decisively to the pandemic. Our primary goal has been to protect our employees and customers and to keep our communities connected during this time of need. The measures we have taken are paying off, as we have maintained or increased market share, preserved cash flow and have continued to make progress on strategically important initiatives.

The lockdowns had a major impact on our mobile business, especially in those markets with severe mobility restrictions, but we are now seeing some easing, and most of our key performance indicators and our revenue improved in June compared to April and May.

As we navigate through this crisis, we remain focused on advancing our agenda of the last several years: building a purpose-driven and client-centric organization that attracts a diverse and talented workforce inspired to do great things, the right way. Once again, we were recently recognized as a Great Place To Work, ranking thirteenth among all companies in Latin America, and the number one telco on the list.

Meanwhile, we continue to invest in our state-of-the-art broadband networks, including major mobile network upgrades ongoing in Colombia, El Salvador, Panama and Nicaragua, and we are investing in the digital channels and tools that we need to delight our customers and reduce costs. We remain laser-focused on integrating our recent acquisitions, and we are on track to exceed our initial cost savings expectations.

The ongoing pandemic presents many challenges in the short term, but I am more confident than ever in the long-term opportunity before us. As the premier provider of fast and reliable broadband in our markets, we are uniquely positioned to benefit."

COVID-19 - Qualitative and quantitative assessment on business activities, financial situation and economic performance

On March 11, 2020, the World Health Organization declared the coronavirus outbreak a pandemic. Most countries globally, including a majority of the countries where we operate, reacted by implementing severe restrictions on travel and public gatherings, including the closing of offices, businesses, schools, retail stores and other public venues, and by instituting curfews or quarantines. These restrictions, as well as the dangers posed by the virus, produced a significant reduction in mobility and a severe disruption in global economic activity during Q2.

Impact on our markets and business

Most governments in our markets implemented restrictions beginning in mid-March, and these were generally maintained throughout April, with some gradual relaxation of measures beginning in late May and June. According to data compiled by the University of Oxford, the lockdowns in the vast majority of our markets were among the most stringent in the world. As a result, many of our stores and distribution channels were forced to close temporarily and a majority of our markets experienced very sharp reductions in mobility during the quarter. This produced an immediate and significant decline in our prepaid mobile business, which is gradually recovering, in tandem with the gradual easing of government restrictions and the recovery in population mobility. In postpaid mobile, the revenue erosion has been more gradual than in prepaid, but so has the recovery.

Our residential cable "Home" business has proven more resilient, but revenue growth has nonetheless eroded noticeably during Q2 due in large part to our commercial decision to temporarily support our neediest customers with basic connectivity, or "lifeline" services at no cost to them, and for which no revenue was recognized. During the quarter, we provided lifeline services to approximately 900,000 Home customers, although we have successfully resumed normal service to about 650,000 of these. We expect to re-connect a portion of the remaining 250,000 during Q3. Finally, revenue from our business-to-business "B2B" services eroded gradually during Q2 and through June, as many small and mid-sized businesses struggle to cope with the health and economic crises.

Impact on our outlook

Notwithstanding improvement relative to April and May, our performance in June remained well below pre-COVID levels, and heightened macro risks will likely persist and continue to pressure our business at least through the remainder of 2020. However, the mobility restrictions have made our network infrastructure and our broadband services in particular more essential than ever. Thus, we continue to believe that the long-term opportunity we have been pursuing has likely been enhanced by recent events, and we are leaving unchanged our medium term goals to deliver mid-single-digit organic service revenue growth, mid-to-high single-digit organic EBITDA growth, and around 10% OCF (EBITDA less Capex) organic growth for the Latam segment.

Management action

Since the beginning of the pandemic, we have implemented numerous initiatives aimed at preserving our strong cash flow and liquidity, and we reiterate our commitment to generate cost savings of at least $100 million and capex reductions of $200-300 million in 2020.

Impact on liquidity and financial resources

As of June 30, 2020 we had $1.5 billion in Underlying cash. During the period, we reduced Underlying gross debt by $437 million, including the $400 million that we had drawn from our $600 million revolving credit facility (RCF) at the onset of the pandemic, such that we ended Q2 2020 with approximately $2.1 billion of liquidity, when considering both our Underlying cash and the $600 million undrawn RCF. In contrast, we had relatively little debt maturing near term, including $81 million in 2020, $130 million in 2021, and $124 million in 2022. As of June 30, 2020, we were in compliance with all of our covenants, and we had significant headroom over our principal leverage covenant.

Group Quarterly Financial Review - Q2 2020

In Q2 2020, group revenue decreased 8.0% ($85 million) year-on-year to $970 million due to the negative impact of the COVID-19 pandemic, the translation impact of weaker currencies in Colombia and Paraguay, as well as a 31% drop in equipment sales, partially offset by increased revenue from acquisitions completed in 2019 in Panama and Nicaragua.

Cost of sales remained practically flat year-on-year at $296 million, as lower equipment costs were offset by the impact of acquired businesses, as well as an increase in other direct costs, including higher provisions for bad debt, which increased by $33 million year-on-year.

Operating expenses declined 22.1% ($94 million) year-on-year to $330 million, reflecting reduced commercial activity, benefits from cost savings initiatives and weaker foreign exchange rates, partially offset by the impact of the acquired operations. In addition, operating expenses in Q2 2019 included a $21 million fine in Tanzania and $16 million of one-off costs related to the acquisitions.

Income statement data (IFRS)	Q2 2020	Q2 2019	% change	H1 2020	H1 2019	% change
$ millions (except EPS in $)
Revenue	970	1,054	(8.0)%	2,057	2,089	(1.5)%
Cost of sales	(296)	(298)	(0.4)%	(601)	(589)	2.0%
Gross profit	673	757	(11.0)%	1,456	1,500	(2.9)%
Operating expenses	(330)	(424)	(22.1)%	(731)	(798)	(8.3)%
Depreciation	(220)	(210)	4.7%	(443)	(409)	8.3%
Amortization	(84)	(62)	34.5%	(157)	(122)	28.4%
Share of net profit in Guatemala and Honduras	34	46	(26.7)%	79	90	(13.0)%
Other operating income (expenses), net	20	3	NM	23	8	NM
Operating profit	93	109	(14.5)%	226	270	(16.1)%
Net financial expenses	(167)	(128)	30.4%	(308)	(264)	16.9%
Other non-operating income (expenses), net	22	33	(32.3)%	(136)	45	NM
Gains (losses) from other JVs and associates, net	(1)	(18)	(94.2)%	(1)	(15)	(90.2)%
Profit (loss) before tax	(53)	(5)	NM	(220)	36	NM
Net tax credit (charge)	(65)	(24)	NM	(49)	(41)	18.3
Profit (loss) for the period from continuing ops.	(118)	(28)	NM	(269)	(5)	NM
Non-controlling interests	4	9	(57.1)%	32	(1)	NM
Profit (loss) from discontinued operations	(1)	64	(101.4)%	(1)	64	(101.5)%
Net profit (loss) for the period	(115)	45	NM	(238)	58	NM
Weighted average shares outstanding (millions)	101.15	101.11	—%	101.14	101.11	—%
EPS	(1.14)	0.44	NM	(2.35)	0.57	NM

Depreciation increased 4.7% ($10 million) year-on-year to $220 million, and Amortization increased 34.5% ($21 million) to $84 million in Q2 2020, due to the recent acquisitions and spectrum purchases, as well as $8 million related to accelerated amortization of some brands acquired in the Cable Onda acquisition in Panama.

Amortization Expense* ($ millions)	Q2 2020	H1 2020
Licenses and Spectrum	(16)	(29)
Related to acquisitions	(44)	(79)
Other items	(24)	(49)
Total Amortization	(84)	(157)

*Amortization expense related to Guatemala and Honduras was $33 million in Q2 2020 and $67 million in H1 2020.

Our share of profits in Guatemala and Honduras was $34 million, down 26.7% year-on-year due mostly to a $7 million tax provision in Guatemala. Other operating income of $20 million in Q2 2020 increased from $3 million in Q2 2019 due primarily to gains on disposal of shares in our equity investments in Jumia and Helios Towers.

As a result of the above factors, operating profit was $93 million in Q2 2020, down 14.5% year-on-year.

Net financial expenses increased $39 million year-on-year to $167 million due to higher levels of gross debt to fund our recent acquisitions, as well as $20 million in accrued interest related to our spectrum commitment in Colombia.

Other non-operating income of $22 million reflects a mark-to-market gain on our remaining stake in Helios Towers as well as foreign exchange gains. This compares to income of $33 million in Q2 2019, which had benefited from a revaluation gain on our investment in Jumia.

Tax expense was $65 million in Q2 2020, up from $24 million in Q2 2019, due to withholding tax on higher cash upstream stemming in part from the reorganization of the legal structure of our operating entities in Paraguay, partially offset by a lower profitability in our operations.

As a result of the above factors, net loss from continuing operations was $118 million in the quarter, compared to a net loss of $28 million in Q2 2019. Non-controlling interests of $4 million in Q2 2020 compares to $9 million in Q2 2019 and reflect our partners' share of net losses in our subsidiaries in Colombia and Panama.

Net loss for the period was $115 million, or $1.14 per share, as compared to a net profit of $45 million ($0.44 per share) in Q2 2019.

The weighted average number of shares during the quarter was 101.14 million, an increase of 0.03% year-on-year related to our employee share-based compensation plans. As of June 30, 2020, we had 101,739,217 shares outstanding, including 563,118 held in treasury.

Cash Flow

Cash flow data ($ millions)	Q2 2020	Q2 2019	% change	H1 2020	H1 2019	% change
Operating free cash flow*	202	101	100.7%	217	102	112.9%
Finance charges paid, net	(92)	(92)	0.3%	(196)	(155)	26.3%
Lease interest payments, net	(36)	(34)	5.3%	(74)	(66)	11.1%
Free cash flow*	74	(25)	NM	(52)	(119)	(56.5)%
Dividends and advances from Guatemala and Honduras	35	54	(35.7)%	58	105	(44.5)%
Dividends and advances to non-controlling interests	(2)	(1)	NM	(2)	(12)	(81.6)
Equity free cash flow*	107	28	NM	4	(26)	(116.5)%

* Non-IFRS measures. See page 21 for a description of these measures. Please refer to page 29 of this Earnings Release or to Note 5 of our Unaudited Interim Condensed Consolidated Financial Statements for the reconciliation of Operating free cash flow to the nearest IFRS measures. In prior years, equity free cash flow was calculated by including the results of Guatemala and Honduras as if fully consolidated. On that same comparable basis, equity free cash outflow was $170 million in H1 2020 and $46 million in H1 2019.

Given seasonal variations, commentary in this section emphasizes year-to-date rather than quarterly performance.

During H1 2020, operating free cash flow (OFCF), defined as EBITDA, less cash capex (excluding spectrum and licenses), working capital, other non-cash items and taxes paid, was $217 million, an increase of $115 million compared to $102 million in H1 2019. Factors that contributed to the change include an $18 million increase in EBITDA due to acquisitions, a $67 million decrease in cash capex (excluding spectrum and licenses), a $24 million decrease in working capital and a $6 million reduction in taxes paid.

The $115 million increase in OFCF in H1 was partially offset by an increase in finance charges paid due to higher gross debt to fund acquisitions (+$41 million) and higher lease interest payments (+$7 million) mostly stemming from the acquired entities, resulting in negative free cash flow (FCF) of $52 million in H1 2020. This is an improvement of $67 million compared to the negative $119 million of FCF reported in H1 2019.

Dividends and advances received from our unconsolidated subsidiaries in Guatemala and Honduras were $58 million, down $47 million year-on-year compared to $105 million in H1 2019, while dividends paid to non-controlling interests (in Colombia, Panama and Tanzania) was $2 million, down from $12 million, as we prioritize net debt reduction across the Group.

As a result, Equity Free Cash Flow (EFCF) for H1 2020 was $4 million, as compared to an outflow of $26 million in H1 2019. For the quarter, EFCF improved to $107 million in Q2 2020 from $28 million in Q2 2019.

Debt

Debt information	Gross Debt			Cash	Net	Leases	Financial Obligations
($ millions)	USD	LCY	Total		Debt		Gross	Net*
Bolivia	—	347	347	79	268	41	388	309
Colombia	296	463	759	128	631	300	1,059	931
Costa Rica	13	106	119	7	112	5	124	117
El Salvador**	—	118	118	19	99	113	231	212
Panama**	—	919	919	102	817	112	1,031	929
Paraguay	558	160	718	127	591	79	797	670
Nicaragua	—	—	—	16	(16)	120	120	104
Latin America	867	2,112	2,980	479	2,500	771	3,751	3,272
Africa	167	42	209	16	193	215	424	408
Corporate	2,734	38	2,771	692	2,079	25	2,797	2,104
Group (IFRS)	3,768	2,192	5,960	1,187	4,773	1,012	6,972	5,784
Guatemala and Honduras	1,006	291	1,296	291	1,005	302	1,598	1,307
Underlying (non-IFRS)	4,774	2,482	7,256	1,478	5,778	1,314	8,570	7,092
Proportionate (non-IFRS)	4,196	1,954	6,149	1,270	4,879	1,009	7,159	5,889

* Net Debt and Net financial obligations are non-IFRS measures. See page 21 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures Cash includes term deposits of $1 million as of June 30, 2020.

** El Salvador's official unit of currency is the U.S. dollar, while Panama uses the U.S. dollar as legal tender. Our local debt in both countries is therefore denominated in U.S. dollars but presented as local currency (LCY) in this table.

In order to provide a more complete picture of the Group's financial situation, this section discusses gross debt, leases, cash, and net debt on an underlying basis, a non-IFRS measure that includes Guatemala and Honduras as if fully consolidated.

As of June 30, 2020, underlying gross debt was $7,256 million, a reduction of $437 million during the quarter reflecting the repayment of $333 million we had drawn from the revolving credit facility at the onset of the pandemic. The remaining $104 million mostly reflects the repayment of local debt maturing in 2020, 2021 or 2022. Our underlying gross debt includes Guatemala and Honduras, which had $1,296 million of gross debt as of June 30, 2020, an increase of $13 million during the quarter. Approximately 59% of underlying gross debt at June 30, 2020 was in Latam, 3% in Africa, and the remaining 38% at the corporate level. In terms of mix, 34% was in local currency or swapped for local currency, and 77% was at fixed rates or swapped for fixed rates, while the average effective interest rate was 5.9%, and the average maturity was 5.6 years. We continue to favor holding a majority of our debt locally and target 40% in local currency and an average maturity greater than 5 years.

Our underlying cash position reached $1,478 million, a decrease of $271 million compared to $1,749 million as of March 31, 2020, as cash used to repay debt was partially offset by cash flow generation during the quarter, as well as from proceeds from the sale of our entire ownership stake in Jumia and a partial monetization of our investment in Helios Towers. As of June 30, 2020, 80% of our underlying cash balance was held in U.S. dollars.

As a result of the above factors, our underlying net debt was $5,778 million as of June 30, 2020, a decrease of $166 million during the quarter, consistent with our goal to accelerate net debt reduction since the onset of the pandemic.

In addition, as of June 30, 2020, we had underlying lease liabilities of $1,314 million, which represented 15% of underlying gross financial obligations. Including these lease liabilities, underlying net financial obligations were $7,092 million as of June 30, 2020, a reduction of $159 million during the quarter.

Proportionate leverage2, which captures our proportional ownership in each country as well as lease obligations, was 3.24x as of June 30, 2020. This is largely unchanged from 3.25x as of March 31, 2020, as the net debt reduction fully offset the erosion in EBITDA caused by the pandemic and the translation impact of weaker foreign currency exchange rates in Colombia and Paraguay. Excluding the effect of IFRS 16, proportionate leverage would have been 3.07x3.

Operating segment performance

Our management determines operating and reportable segments based on the reports that are used by the chief operating decision maker to make strategic and operational decisions from both a business and geographic perspective. The Millicom Group’s risks and rates of return for its operations are predominantly affected by operating in different geographical regions. The Millicom Group has businesses in two main regions, Latin America and Africa, which constitute our two segments.

Our Latin America segment includes the results of Guatemala and Honduras as if they were fully consolidated, as this reflects the way our management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations. Our Africa segment does not include our joint venture in Ghana because our management does not consider it to be a strategic part of the group.

Please refer to Note 5 of our Unaudited Interim Condensed Consolidated Financial Statements for more details on our segments.

The information contained herein can also be accessed electronically in the Financial & Operating Data Excel file published at www.millicom.com/investors alongside this earnings release.

Segment information

We manage our operations and report our results under two segments, Latam and Africa, and we provide additional information on each of the largest countries within our Latam segment. We allocate corporate costs to each segment based on their contribution to underlying revenue, and only unusual costs, such as the M&A-related fees remain unallocated.

2 Proportionate leverage is a non-IFRS measure calculated using last twelve-month EBITDA, proforma for acquisitions and disposals. Refer to page 21 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

3 Calculated by excluding leases from net financial obligations and by reducing EBITDA to reflect lease repayments.

Latin America segment

Business units

We discuss our Latam results under two principal business units:

1. Mobile, including mobile data, mobile voice, and mobile financial services (MFS) to consumer, business and government customers;

2. Cable and other fixed, including broadband, Pay TV, content, and fixed voice services for residential (Home) customers, as well as voice, data and value-added services and solutions to business and government customers.

On occasion, we also discuss our performance by customer type, with B2B referring to our business and government customers, while B2C includes residential and personal consumer groups.

Market environment

During Q2 2020, due to the COVID-19 related lockdowns and the sharp contraction in mobility that ensued, economic and business activity declined considerably in April and May, but showed signs of improvement in June. Currencies were mostly stable in our markets during the quarter. Due to an early devaluation of the Colombian peso, our Q2 2020 results in Colombia were translated to U.S. dollars at an average FX rate of 3,881 COP per USD, implying a depreciation of 16.3% year-on-year and of 7.9% compared to the average in Q1 2020. Encouragingly, the Colombian peso has recovered somewhat since early June, along with a stabilization in oil prices.

Latam segment - Key Performance Indicators

Key Performance Indicators (‘000)	Q2 20	Q1 20	Q4 19	Q3 19	Q2 19	Q2 20 vs Q2 19
Mobile customers	37,777	39,449	39,846	38,588	37,162	1.7%
Of which 4G customers	14,290	14,876	15,398	13,535	11,947	19.6%
Of which postpaid subscribers	4,636	5,078	5,134	5,018	4,824	(3.9)%
Mobile ARPU ($)	6.4	7.0	7.2	7.0	7.4	(12.9)%
Total homes passed	11,976	11,929	11,842	11,635	11,432	4.8%
Of which HFC homes passed	11,630	11,570	11,460	11,213	10,958	6.1%
HFC customer relationships	3,484	3,531	3,456	3,393	3,294	5.8%
HFC revenue generating units	7,056	7,143	6,948	6,773	6,539	7.9%
Home ARPU ($)	27.6	28.7	29.0	29.2	29.4	(6.0)%

As noted previously, restrictions related to COVID-19 severely disrupted our distribution channels and impacted our ability to capture new customers. As a result, a majority of our stores and a significant portion of our points of sales were closed at some point during the period, and this had a major impact on our customers' ability to top-up their prepaid mobile, pay bills, and buy new services from us. Prepaid top-ups were immediately impacted by these closures, but these have gradually recovered along with the relaxation of mobility restrictions and thanks to the introduction of new channels as well as the accelerated adoption of our digital channels.

Meanwhile, we have observed a lagged effect on our subscription-based businesses, largely caused by our store closures, which produced a significant drop in new sales, which compound over time. In addition, we faced significant challenges with collections in some countries, which led to customer disconnections and to a significant increase in bad debt provisions. As noted previously, we also provided lifeline services to a large number of customers during the quarter and for which no revenue was recorded. We do not include lifeline customers in our customer base figures.

In Q2 2020, our mobile customer base declined by 1.7 million during the quarter, mainly from Bolivia, Colombia and Honduras, and stood at 37.8 million as of the end of June, including about half a million postpaid customers who were on mobile "lifeline" customers as of the end of June. Mobile ARPU declined 12.9% year-on-year to $6.4, due to (1) weaker currencies in Colombia and Paraguay and, (2) the impact of COVID-19 in most markets, especially in Bolivia, Honduras, and Panama, where the lockdowns were most severe, and in Paraguay, where we decided to sacrifice ARPU in order to defend our market leadership beginning in Q3 of 2019.

In Home, we expanded our HFC network to reach 59,000 new homes, well below the trend of recent years, as we re-allocated capital toward adding network capacity in key areas to take advantage of surging demand for broadband during lockdowns. Customer relationships declined by 95,000 to end the quarter at 4.3 million, excluding approximately 250,000 customers on our lifeline products as of the end of June. After a challenging April and May, we saw strong net additions in June, as we re-connected a significant portion of customers on lifeline, which allowed us to balance our desire to assist customers during an unprecedented time of need, while also incentivizing prompt bill payments by customers that have been less affected or unaffected by the pandemic. Home ARPU decreased 6.0% year-on-year to $27.6 due entirely to the decline in foreign exchange rates in Colombia and Paraguay, as ARPU rose in most countries in local currency terms.

Latam segment financial results

Latam Financial Highlights*	Q2 2020	Q2 2019	% change	H1 2020	H1 2019	% change
($m, unless otherwise stated)
Revenue	1,360	1,461	(6.9)%	2,865	2,887	(0.8)%
Organic growth	(7.5)%	2.1%	(9.6) pt	(3.3)%	2.9%	(6.2) pt
Service revenue	1,270	1,358	(6.4)%	2,665	2,689	(0.9)%
Organic growth	(6.8)%	2.0%	(8.8) pt	(3.3)%	2.8%	(6.1) pt
Mobile	750	802	(6.4)%	1,593	1,580	0.8%
Of which mobile data	416	415	0.3%	878	816	7.6%
Cable and other fixed	506	543	(6.8)%	1,045	1,085	(3.7)%
EBITDA	544	577	(5.7)%	1,144	1,164	(1.7)%
Organic growth	(8.1)%	1.5%	(9.6) pt	(5.2)%	3.0%	(8.2) pt
EBITDA margin	40.0%	39.5%	0.5 pt	39.9%	40.3%	(0.4) pt
Capex	190	224	(15.2)%	364	392	(7.2)%
OCF	354	353	0.3%	781	772	1.2%
Organic growth	(2.9)%	6.4%	(9.3) pt	(3.5)%	6.9%	(10.4) pt

* Service revenue, EBITDA, EBITDA margin, Capex, OCF and organic growth are Non-IFRS measures. Capex is defined as capital expenditures excluding spectrum, license costs and finance lease capitalizations. See page 21 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures. 2019 EBITDA has been re-presented as a result in the change in cost allocation. Please refer to page 9 for a description and reconciliation of this representation.

In Q2 2020, revenue in our Latam segment declined 6.9% year-on-year to $1.4 billion, while service revenue fell 6.4%. The decline in service revenue reflects the impact of the pandemic and weaker FX rates, partially offset by contributions from our mobile acquisitions in Nicaragua and Panama in 2019. Adjusting for currency and acquisitions, and including the mobile acquisitions in both periods, organic service revenue growth declined 6.8% year-on-year compared to 0.2% growth reported in Q1 2020.

By country, organic service revenue growth for the quarter was negative in every country. The most affected countries were Bolivia (-15.9%), Honduras (-12.4%) and Panama (-12.5%), correlated to the severity of the lockdown, while Guatemala (-1.6%), Colombia (-3.9%), and Nicaragua (-4.0%) performed relatively better.

By business unit, organic service revenue growth in Mobile declined 10.8% year-on-year, as the lockdowns had a significant impact on our prepaid business overall and a particularly acute impact in Bolivia, Honduras and Panama. Postpaid has also suffered noticeably, but in a more gradual fashion. Cable revenue declined 1.2% organically, including 1.7% organic growth in our Home business, which proved resilient in light of the unprecedented support we provided to our lifeline customers during the period. Revenue from B2B declined 8.4% compared to Q2 2019, as the lockdowns and recession continue to impact small business customers in particular. Finally, revenue from telephone and equipment sales declined 12.9% year-on-year to $90 million, as we reduced subsidies, and customers delayed handset replacement decisions.

EBITDA for our Latam segment declined 5.7% year-on-year to $544 million in Q2 2020. On an organic basis, EBITDA declined 8.1%, as cost savings partially offset the lower revenue and higher bad debt expense. Only Colombia and Nicaragua reported positive organic EBITDA growth, while Bolivia suffered the most, by far, with EBITDA down 37.3% year-on-year in that country in the quarter.

As a result of the implementation of cost savings initiatives as well as lower commercial activity, operating expenses declined by $66 million in Q2 2020 as compared to Q2 2019, as adjusted to exclude the impact of acquisitions and one-offs incurred in 2019, and excluding the benefit of weaker foreign currency exchange rates, as the vast majority of our costs are denominated in local currency.Capex in Latin America was $190 million in the quarter. In mobile, we added more than 400 points of presence to our 4G network, as we rolled out infrastructure to take advantage of newly-acquired 700 MHz spectrum in Colombia and AWS spectrum in El Salvador. We ended the quarter with more than 13,200 points of presence, implying an increase of 16% year-on-year, excluding the benefit of acquisitions. At the end of Q2 2020, our 4G networks, which now include Panama and Nicaragua, covered approximately 73% of the population (approximately 120 million in our markets), up from 67% at Q2 2019. OCF, measured as EBITDA minus Capex, increased 0.3% year-on-year to $354 million in Q2 2020. On an organic basis, OCF declined 2.9%.

Update on Panama and Nicaragua mobile integrations

Approximately one year has passed since our acquisitions of mobile operations in Nicaragua and Panama, and the integration of these new businesses is progressing according to our plans, although we now expect to slightly exceed the top end of the range of our initial cost and capex synergy expectations. Meanwhile, our expectations for revenue synergies have remained relatively unchanged, despite the effects of the pandemic on the near-term revenue outlook. As a result, we now anticipate the present value of these synergies to be approximately 10% above our initial expectations4, as adjusted to exclude the proposed Costa Rica acquisition, which did not materialize. In tandem with these integrations, we have undertaken to modernize the acquired mobile networks in order to increase coverage and capacity, to align them with Millicom's standards, and to enhance energy efficiency. As of June 30, these projects were approximately 40-60% complete, and we are already benefiting from these investments, which are aimed at supporting future growth.

Latam segment performance by country - Q2 2020

	Q2 2020				H1 2020
$ millions	Revenue	Service Revenue	EBITDA	EBITDA Margin	Revenue	Service Revenue	EBITDA	EBITDA Margin
Bolivia	132	131	40	30.5%	290	286	102	35.3%
Colombia	301	288	110	36.4%	658	620	228	34.7%
El Salvador	88	82	25	28.9%	184	169	61	33.1%
Guatemala	357	305	184	51.4%	726	624	377	52.0%
Honduras	124	119	55	44.4%	265	252	119	44.8%
Panama	139	136	60	43.1%	291	283	129	44.4%
Paraguay	135	128	63	47.0%	277	262	127	45.9%
Others*	85	82	7	7.7%	175	169	—	0.2%
Latam Segment	1,360	1,270	544	40.0%	2,865	2,665	1,144	39.9%

* ‘Others’ includes Costa Rica, Nicaragua, inter-company eliminations, and regional costs.

4 Source: https://www.millicom.com/media/3649/mic-adds-mobile-to-cam-presentation.pdf

SOUTH AMERICA

Colombia

	Q2 2020	Q2 2019	% change	H1 2020	H1 2019	% change
Mobile customers ('000)	8,704	9,079	(4.1)%	8,704	9,079	(4.1)%
Of which, 4G customers ('000)	3,127	2,799	11.7%	3,127	2,799	11.7%
Home customer relationships* ('000)	1,689	1,686	0.1%	1,689	1,686	0.1%
HFC customer relationships ('000)	1,390	1,296	7.3%	1,390	1,296	7.3%
Revenue ($ millions)	301	378	(20.2)%	658	769	(14.4)%
Organic growth	(5.5)%	0.2%	(5.7) pt	(1.7)%	1.7%	(3.4) pt
Service revenue ($ millions)	288	355	(18.9)%	620	723	(14.3)%
Organic growth	(3.9)%	0.6%	(4.5) pt	(1.4)%	1.7%	(3.1) pt
EBITDA ($ millions)	110	121	(9.7)%	228	258	(11.3)%
Organic growth	6.9%	(1.9)%	8.8 pt	2.1%	4.1%	(1.9) pt
EBITDA margin	36.4%	32.2%	4.2 pt	34.7%	33.5%	1.2 pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

Colombia began its lockdown in mid-March, and this was extended to August 1 and may be extended further, although certain locations such as malls, museums, libraries and salons were able to open at limited capacity in some municipalities beginning in June. During Q2, we continued to expand our HFC network, but we did so at a slower pace. The number of customers on our HFC network declined modestly during the quarter but remained 7.3% higher year-on-year. In mobile, net subscriber additions were negative 431,000, including more than 100,000 benefiting from our lifeline service. As a result, our mobile customer base declined 4.1% year-on-year.

Service revenue decreased 18.9% during the quarter, impacted in large part by the depreciation of the Colombian peso. Excluding this effect, organic service revenue decreased 3.9% year-on-year in Q2 2020, as low single-digit growth in Home business was offset by mid-to-high single-digit declines in our mobile and B2B businesses. The decline in mobile also reflects lower wholesale revenue resulting from the disconnection of a large customer in Q3 2019.

EBITDA decreased 9.7% in U.S. dollar terms and increased 6.9% organically to $110 million. The increase in our organic EBITDA reflects a $4 million one-off that impacted our Q2 2019 and did not repeat in 2020. Excluding this item, organic growth would have been approximately 3.3%, as cost savings from lower commercial activity and a temporary payroll tax reduction were more than enough to offset the decline in revenue. As a result, our EBITDA margin improved 4.2 percentage points to 36.4% in Q2 20 compared to 32.2% in Q2 19.

Paraguay

	Q2 2020	Q2 2019	% change	H1 2020	H1 2019	% change
Mobile customers ('000)	3,402	3,227	5.4%	3,402	3,227	5.4%
Home customer relationships* ('000)	411	426	(3.4)%	411	426	(3.4)%
Revenue ($ millions)	135	151	(10.7)%	277	305	(9.1)%
Organic growth	(5.5)%	(2.7)%	(2.8) pt	(3.2)%	(2.9)%	(0.3) pt
Service revenue ($ millions)	128	142	(10.2)%	262	288	(9.2)%
Organic growth	(5.1)%	(0.9)%	(4.1) pt	(3.3)%	(0.8)%	(2.5) pt
EBITDA ($ millions)	63	69	(8.3)%	127	145	(12.4)%
Organic growth	(3.1)%	(8.5)%	5.4 pt	(6.6)%	(8.0)%	1.3 pt
EBITDA margin %	47.0%	45.8%	1.2 pt	45.9%	47.6%	(1.7) pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

Paraguay began total quarantine in late March, and this remained in place until early May, when the country began to implement an "intelligent quarantine" with a phased opening process. During the first phase, factories and public work constructions were allowed to return to work, while the second phase allowed malls and offices to open at limited capacity beginning in late May. The third phase began in mid-June, allowing restaurants and gyms to open at limited capacity. Usage of our Tigo Money platform continued to grow very rapidly during the quarter, thanks in part to the government's use of digital payment platforms such as ours to disburse COVID-related subsidies to citizens.

During Q2 2020, mobile customer net additions were negative 76,000 due to the lockdown in the country, with the majority of these customer losses in the prepaid segment. Still, our mobile customer base at end of Q2 2020 was 5.4% higher than at the end Q2 2019, as a result of commercial activity over the past year aimed at protecting our market leadership. Our Home business also saw net disconnections during the quarter due to the fallout from the pandemic, including the suspension of the soccer league matches, which would normally be broadcast live and exclusively on our Tigo Sports channel, usually one of the most-watched television channels across all genres in the country.

Service revenue declined 10.2% impacted by the 6.0% depreciation of the Paraguayan guarani year-on-year as well as a $5 million favorable adjustment to deferred revenue in Q2 19. On an organic basis, service revenue declined 5.1%, reflecting growth in Home, which was offset by weaker performance in our mobile business. EBITDA decreased 8.3% in dollar terms and 3.1% organically in the quarter. EBITDA in Q2 2019 included a $2 million favorable one-off. The EBITDA margin of 47.0% in Q2 2020 improved 1.2 pt from 45.8% in Q2 2019.

During the quarter, we reorganized the legal structure of our operating entities in Paraguay, which significantly reduced leverage at our wholly-owned subsidiary and bond issuer, Telecel. In July, we successfully renewed our exclusive rights to televise matches for the national soccer league for the next three years.

Bolivia

	Q2 2020	Q2 2019	% change	H1 2020	H1 2019	% change
Mobile customers (‘000)	3,371	3,550	(5.1)%	3,371	3,550	(5.1)%
Home customer relationships* (‘000)	495	467	6.0%	495	467	6.0%
Revenue ($ millions)	132	161	(18.0)%	290	319	(9.2)%
Organic growth	(18.0)%	5.1%	(23.2) pt	(9.2)%	8.3%	(17.4) pt
Service revenue ($ millions)	131	156	(15.9)%	286	310	(7.8)%
Organic growth	(15.9)%	5.1%	(21.0) pt	(7.8)%	8.5%	(16.3) pt
EBITDA ($ millions)	40	64	(37.3)%	102	127	(19.8)%
Organic growth	(37.3)%	5.4%	(42.7) pt	(19.8)%	12.5%	(32.3) pt
EBITDA margin %	30.5%	39.8%	(9.4) pt	35.3%	40.0%	(4.7) pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

Bolivia implemented strict stay-at-home rules in mid-March. This was one of the strictest lockdowns in Latin America5, whereby only one person per family was allowed to leave the home once a week. Beginning in mid-May, a "dynamic quarantine" was implemented whereby departments and cities would begin to reopen based on contagion risk. Many of the larger cities in Bolivia continued quarantine measures, and Bolivia continues to see high levels of infections.

These very severe restrictions had a significant impact on our mobile business. During the quarter, our mobile customer base declined by 409,000, mostly in prepaid. As a result, our mobile revenue declined around 30% year-on-year in the quarter. Our Home business performed relatively better, but it too was severely affected. Our customer base declined by 40,000, and we ended the quarter with 495,000 customers, up 6.0% year-on-year.

Service revenue declined 15.9% year-on-year in the quarter, as continued growth in our cable business could not offset the large drop in mobile. Bolivia was one of the last countries to receive government approval for our lifeline products, which were implemented in mid-June. As a consequence, collections suffered more than in our other countries, causing a sharp increase in bad debt provisions. As a result of the lower revenue and higher bad debt, EBITDA declined 37.3% year-on-year, and the margin decreased 9.4 percentage points to 30.5%.

CENTRAL AMERICA

Guatemala

	Q2 2020	Q2 2019	% change	H1 2020	H1 2019	% change
Mobile customers ('000)	10,576	10,926	(3.2)%	10,576	10,926	(3.2)%
Home customer relationships* ('000)	550	499	10.2%	550	499	10.2%
Revenue ($ millions)	357	355	0.5%	726	698	4.0%
Organic growth	0.6%	8.0%	(7.4) pt	3.7%	7.7%	(4.0) pt
Service revenue ($ millions)	305	310	(1.7)%	624	613	1.8%
Organic growth	(1.6)%	7.6%	(9.2) pt	1.5%	7.3%	(5.7) pt
EBITDA ($ millions)	184	188	(2.4)%	377	378	(0.1)%
Organic growth	(2.3)%	6.8%	(9.1) pt	(0.4)%	7.1%	(7.5) pt
EBITDA margin %	51.4%	53.0%	(1.6) pt	52.0%	54.1%	(2.1) pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

5 Source: University of Oxford Stringency Index

The Guatemalan government reacted to the pandemic by imposing a curfew since March, and it has communicated a plan to re-open the economy in July following a phased approach. As of late July, the number of COVID-19 cases continued to increase but with encouraging signs of stabilization. Overall during Q2, restrictions on mobility were less severe in Guatemala than in our other markets. That said, many people elected to reduce their movements, and we observed lower walk-ins in our stores and other points of sale, and demand for our mobile services softened somewhat. Our mobile customer base declined by 132,000 during the quarter, mostly due to prepaid.

In contrast, demand for our residential cable services remained strong. We added 17,000 customer relationships during the quarter, ending Q2 2020 with 550,000 customer relationships, an increase of 10.2% year-on-year.

Service revenue proved more resilient in Guatemala than in most of our other markets, declining 1.7% ($5 million) year-on-year, as double-digit growth in cable was offset by a low-single-digit decline in mobile. EBITDA declined 2.4% ($4 million) due to the lower service revenue, and the margin remained very healthy at 51.4%.

Honduras

	Q2 2020	Q2 2019	% change	H1 2020	H1 2019	% change
Mobile customers ('000)	4,279	4,624	(7.5)%	4,279	4,624	(7.5)%
Home customer relationships* ('000)	165	170	(3.2)%	165	170	(3.2)%
Revenue ($ millions)	124	148	(16.3)%	265	295	(10.2)%
Organic growth	(15.2)%	4.4%	(19.6) pt	(9.0)%	4.7%	(13.7) pt
Service revenue ($ millions)	119	138	(13.5)%	252	275	(8.5)%
Organic growth	(12.4)%	2.4%	(14.8) pt	(7.3)%	2.8%	(10.1) pt
EBITDA ($ millions)	55	70	(20.9)%	119	136	(12.7)%
Organic growth	(19.9)%	12.5%	(32.4) pt	(11.6)%	8.4%	(20.0) pt
EBITDA margin %	44.4%	47.1%	(2.6) pt	44.8%	46.1%	(1.3) pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

Honduras was very quick to impose restrictions related to COVID-19, implementing a strict mandatory home isolation and curfew restricting circulation for shopping and essential activity based on national identity or passport numbers. The re-opening process began in early June with a phased opening approach for each region of the country. The national curfew was extended through the end of June, requiring stay-at-home policies during the weekend and restricting transit during the week. The government-imposed restrictions in Honduras were among the most severe globally.

As a result, the impact of COVID-19 on our Q2 performance was more material in Honduras than in our other markets. Our mobile customer base declined by 309,000 during the quarter, and we ended the quarter with 4.3 million, a decline of 7.5% year-on-year. In our Home business, the impact was less severe, as our customer base declined by 11,000 in the quarter, resulting in a year-on-year decline of 3.2% home customer relationships.

Service revenue decreased 13.5% year-on-year, reflecting a 1.3% depreciation of the Honduran lempira and an organic decline of 12.4%, due to a slowdown in our Mobile and B2B units, as growth in Home remained stable year-on-year.

EBITDA decreased 20.9% year-on-year due to the lower revenue. The margin decreased slightly, declining 2.6 percentage points to 44.4%, compared to the EBITDA margin of 47.1% in Q2 2019.

Panama

	Q2 2020	Q2 2019	% change	H1 2020	H1 2019	% change
Mobile customers ('000)	1,675	—	NM	1,675	—	n/a
Home customer relationships* ('000)	438	452	(3.0)%	438	452	(3.0)%
Revenue ($ millions)	139	99	39.9%	291	199	n/a
Organic growth	(14.1)%	(0.7)%	(13.4) pt	(9.6)%	1.8%	n/a
Service revenue ($ millions)	136	99	36.6%	283	199	n/a
Organic growth	(12.5)%	(0.7)%	(11.9) pt	(8.9)%	1.8%	n/a
EBITDA ($ millions)	60	47	28.0%	129	91	n/a
Organic growth	(14.9)%	4.0%	(18.9) pt	(7.1)%	6.0%	n/a
EBITDA margin %	43.1%	47.1%	(4.0) pt	44.4%	45.9%	(1.4) pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others. ** Q2 20 organic growth rates pertain to both the fixed and mobile operations and are calculated using the 2019 financials of Telefonica Moviles Panama S.A., which was acquired in August 2019. Q2 2019 organic growth rates are calculated using the 2018 financials as reported by Cable Onda to the Panama Stock Exchange.

Panama has been very hard hit by the pandemic. The country was very quick to implement restrictions limiting circulation for shopping and essential activity based on gender and national identity or passport numbers. The six phase reopening process began in May with the resumption of technical services, although beginning in June a stricter quarantine went into effect for the province of Panama, which includes the capital. The lockdown resulted in a significant reduction in mobility in the country. Nonetheless, infections have continued to grow rapidly, and Panama's infection rate of 13.0 per thousand now exceeds the USA (11.7) and Brazil (10.0), and it is well above the rate seen in our other markets, which range from 5.4 (Bolivia) to 0.5 (Paraguay)6. As a consequence of the health crisis, some economists now project GDP will contract by about 10% in 2020.

Our mobile business was severely affected by the government measures, and our customer base declined by 100,000 during the quarter. Notwithstanding the short term challenges caused by COVID-19, our mobile operation has performed well in a highly-competitive marketplace, solidifying its position as the largest provider of mobile services in the country. We continue to invest in our ongoing mobile network modernization project and to execute on our integration plan, and our expectations for opex synergies have increased relative to our initial expectations. Since the acquisition, our new mobile operation has generated annualized free cash flow of more than $40 million, with much of the expected synergies still to be realized.

Our Home business has proven resilient, and our HFC customer base continued to grow, fueled by strong demand for broadband; we added 7,000 net new HFC broadband customers in the quarter, for a total of 17,000 in the first half of 2020, our two strongest quarters since the acquisition. On a year-on-year basis, our broadband customer base has increased 7%. In contrast, we have been proactively reducing the size of customer base in our DTH business, which is not strategic and has a lower return profile.

Service Revenue in Q2 2020 was $136 million, up significantly from $99 million in Q2 2019 due to the acquisition of our mobile business in August 2019. On an organic basis, service revenue decreased 12.5% year-on-year, due to a mid-teen decline in in mobile, and an even steeper drop in B2B in the quarter, as businesses across sectors of significant importance for Panama's economy have been severely impacted by the pandemic.

6 Source: Bloomberg, as of July 21, 2020.

EBITDA was $60 million, up from $47 million in Q2 2019 due to contribution from our acquired mobile business. On an organic basis, EBITDA declined 14.9% year-on-year due to the lower revenue. The EBITDA margin decreased 4.0 percentage points year-on-year to reach 43.1%.

El Salvador

	Q2 2020	Q2 2019	% change	H1 2020	H1 2019	% change
Mobile customers ('000)	2,416	2,459	(1.7)%	2,416	2,459	(1.7)%
Home customer relationships* ('000)	288	274	4.9%	288	274	4.9%
Revenue ($ millions)	88	97	(9.0)%	184	193	(4.8)%
Organic growth	(9.0)%	(6.0)%	(2.9) pt	(4.8)%	(6.5)%	1.7 pt
Service revenue	82	87	(6.1)%	169	175	(3.5)%
Organic growth	(6.1)%	(7.6)%	1.5 pt	(3.5)%	(7.6)%	4.1 pt
EBITDA ($ millions)	25	30	(14.9)%	61	65	(6.5)%
Organic growth	(14.9)%	(14.4)%	(0.5) pt	(6.5)%	(14.1)%	7.6 pt
EBITDA margin %	28.9%	30.9%	(2.0) pt	33.1%	33.7%	(0.6) pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

El Salvador implemented containment measures in mid-March before the first confirmed case of COVID-19 in the country. Stricter lockdown restrictions began in May, and a re-opening plan began in mid-June. The government also announced several orders related to COVID-19, including a three-month deferral of utility bills, including postpaid mobile and cable telecommunications services, allowing subscribers affected by the pandemic to pay for services over the next two years. Government approval of our lifeline products took longer than in other countries, and we rolled out these services only in early July.

The severe lockdowns had a direct impact on our mobile business, and our customer base declined by 113,000 during the quarter, mostly in our prepaid segment. During the quarter we made significant progress on our AWS network deployment project, which we completed in July. This has allowed us to capture and monetize additional traffic, while greatly improving customer experience on our network. In Home, customer relationships increased by 15,000 during the quarter to 288,000, an increase of 4.9% year-on-year.

Service revenue of $82 million decreased 6.1% year-on-year, due to the lockdown, as well as tropical storms Amanda and Cristobal, which impacted the country and our operations in June. EBITDA declined 14.9% to $25 million, and the EBITDA margin contracted by 2.0 percentage points to 28.9%, due to the reduced revenue, as well as the significant increase in bad debt provisions caused by the government-imposed payment deferral.

Nicaragua & Costa Rica

	Q2 2020	Q2 2019	% change	H1 2020	H1 2019	% change
Mobile customers ('000)	3,354	3,297	1.7%	3,354	3,297	1.7%
Revenue ($ millions)	90	78	15.4%	185	119	55.7%
Service revenue ($ millions)	87	75	16.0%	179	115	56.5%
EBITDA ($ millions)	34	29	19.4%	64	42	51.4%
EBITDA margin %	38.5%	37.2%	1.3 pt	34.5%	35.5%	(1.0)pt

In Nicaragua, the government did not implement measures to restrict mobility and business activity, and thus our stores and prepaid points of sales remained opened throughout Q2 2020. That said, we have observed a material reduction in mobility and business activity.

In Home, we continued to add customers in Q2 2020, and our customer base continues to grow very rapidly from a relatively small base. In mobile, our customer base declined during the quarter but remained up slightly year-on-year, and we have maintained our market share stable at around 53%7 since the acquisition, one year ago. We continue to execute on our integration plans, having recently re-branded the business, and we now anticipate exceeding our initial synergy expectations. In its first year of operation, our Nicaragua mobile operation contributed more than $45 million to the Group's equity free cash flow.

In Costa Rica, the government responded to the pandemic by implementing a curfew on vehicular movements and by closing national parks, beaches and churches around the country. In addition, the government closed its borders since early April, effectively shutting down tourism, an important driver of economic activity for the country. Beginning in early May the country began a phased opening process.

During the quarter, customer churn increased noticeably due to the creation of a rival soccer Pay-TV channel and to suspension of soccer league play due to the pandemic, which have curtailed demand for our Pay TV services. As a result, service revenue declined mid-single-digit, and EBITDA declined low-double-digit in the quarter.

Africa segment - Key Performance Indicators8

Key Performance Indicators (‘000)	Q2 20	Q2 19	Q2 20 vs Q2 19
Mobile customers	12,812	11,888	7.8%
MFS customers	6,548	6,443	1.6%
Mobile ARPU ($)	2.2	2.4	(7.4)%

Our Africa segment operations now only comprises Tanzania. During Q2 2020, mobile customer net additions were 1.1 million, marking a strong recovery following disconnections in Q1 related to the implementation of a biometric customer registration system. As a result, our total mobile based increased 7.8% year-on-year, ending the period with 12.8 million.

In Q2 2020, the number of customers that used mobile financial services (MFS) was 6.5 million, an increase of 1.6% from Q2 2019, as net additions of 318,000 were consistent with the growth of our mobile customer base during the quarter. As of June 30, 2020, our MFS customers represent approximately 51% of our Mobile customer base. ARPU declined 7.4%, due mostly to a reduction in regulated interconnection rates which occurred in January 2020.

7 Source: Tutela

8 The comparative 2019 financial information in this earnings release has been adjusted for the classification of our operations in Chad as discontinued operations. Our operations in Chad were disposed of on June 26, 2019.

Africa segment financial results

Please refer to Note 5 of our Unaudited Interim Condensed Consolidated Financial Statements for more details on our segments.

Africa Financial Highlights*	Q2 2020	Q2 2019	% change	H1 2020	H1 2019	% change
($m, unless otherwise stated)
Revenue	86	92	(6.4)%	175	186	(5.9)%
Service revenue	86	92	(6.3)%	175	186	(5.6)%
EBITDA	29	14	114.9%	59	45	30.5%
EBITDA margin %	33.7%	14.7%	19.0 pt	33.6%	24.2%	9.4 pt
Capex	12	8	56.9%	18	15	19.4%

* Service revenue, EBITDA and Capex are non-IFRS measures. See page 21 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures. 2019 EBITDA has been re-presented as a result in the change in cost allocation. Please refer to page 9 for a description and reconciliation of this representation. 2019 numbers have been restated to exclude Chad.

In Tanzania, the government implemented mobility restrictions that were not as strict as in our other markets. For example, they banned large gatherings, suspended school, cancelled international flights and mandated the wearing of masks in Dar Es Salaam. During the quarter, the government lifted many of these restrictions including those on flights and schools, and most measures related to COVID-19 had been lifted as of July. Still, many citizens are choosing to stay at home, and we have witnessed a sizeable drop in foot traffic in commercial establishments, which has affected mobile top-ups, as well transaction volumes on our Tigo Money platform, an important revenue driver for our business in the country.

Service revenue declined 6.3% in Q2 2020 due to a decline in ARPU during the quarter, caused by lower levels of mobility, as well as by a 50% cut to regulated interconnection rates. EBITDA increased 114.9% year-on-year due to a $21 million one-off in Q2 2019 that did not repeat in 2020. EBITDA margin of 33.7% was stable compared to Q1 2020.

Capex was $12 million in the quarter and $18 million for the first six months of the year, compared to $15 million in H1 2019.

Corporate Responsibility highlights – Q2 2020

Responsible Leadership in Action: adapting our programs to the Covid-19 pandemic

Responsible Leadership in Action comprises our flagship programs which are aimed at empowering people and promoting social good. These programs, focused on protecting children, empowering women and connecting our communities, have been adapted as follows to help address needs arising from the pandemic:

•	We established a new regional program - Maestr@s Conectad@s - to meet the pressing need to train teachers on how to use digital and internet platforms to provide virtual classes to their students. The program was launched in March, and 120,000 teachers are enrolled in the program for 2020 in Bolivia. The program will also be rolled out in Guatemala, El Salvador, Nicaragua and Paraguay, where we are tailoring the training content to meet local needs.

•	We continued to build on our partnership with UNICEF to communicate key messages on child health and safety during the pandemic and have conducted joint webinars reaching over 5,000 people.

•	As our countries have been transitioning to providing online training for participants in our Connected Women program, we are expanding the use of an online training platform developed by FUNDEMAS. Through this platform, women can take courses on the productive use of the internet and online safety.

Responsible Supply Chain Management

Due to the pandemic, we have postponed our 2020 supplier training program to 2021. In the meantime, we have developed a strategy so that we can continue promoting sustainable supplier growth through the creation of Corrective Action Plans (CAPs). We have invited 99 suppliers who have previously participated in the training to create CAPs in the areas in which they have most opportunities for improvement.

Health, safety and environment

Millicom’s corporate office has continued working hand-in-hand with country operations to ensure the safety of our people as well as service continuity for the communities we serve throughout the COVID-19 pandemic. As the health and safety of our workforce and customers is our top priority, we continue to implement workplace health & safety measures in line with the latest guidelines from the WHO and the U.S. CDC at all our critical sites and operations. The vast majority of our employees continue to work remotely from the safety of their homes.

Compliance and anti-corruption program

During Q2, we continued to provide training to targeted groups, such as Finance and Procurement, via videoconference. Topics included Third Party Due Diligence, Books and Records integrity in COVID-19 times, as well as Tone from the Top.

Compliance communications focused on potential risks observed during the COVID-19 crisis, and are enhanced with the incorporation of micro-learning modules, a useful tool to reach employees working remotely. Notable risks include vendor fraud in the purchase of Personal Protective Equipment, and COVID-19-related corruption scandals in Latin America, including relating to governments of certain countries where we operate. The task force established in Q1 to process COVID-19 contribution requests continues to operate, ensuring responsiveness, establishing adequate controls, as well as mitigation of potential corruption risks.

As part of our engagement with the compliance community at large, our Costa Rica operation recently joined the local chapter of the World Compliance Association, a body of organizations and professionals dedicated to the promotion and evaluation of compliance programs in Latin America and Africa.

Conference call details

A presentation and conference call to discuss these results will take place on July 30, 2020 at 15:00 (Stockholm) / 14:00 (London) / 09:00 (Miami). Please dial in 5-10 minutes before the scheduled start time to register your attendance. Dial-in numbers for the call are as follows:

Sweden:	+46 (0) 8566 18467	Luxembourg:	+352 2786 0549
UK:	+44 (0) 8444 819752	US:	+1 646 741 3167

The access code is: 8857678. A live audio stream, slides, and replay details can be accessed at www.millicom.com.

Financial calendar

2020

Date	Event
October 30	Q3 2020 results and conference call

For further information, please contact

Press:	Investors:
Vivian Kobeh, Corporate Communications Director	Michel Morin, VP Investor Relations
+1 (786) 628-5300	+1 (786) 628-5270
press@millicom.com	investors@millicom.com

Sarah Inmon, Investor Relations Senior Manager
+1 (786) 628-5303
investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of cable and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high-speed broadband and innovation around The Digital Lifestyle services through its principal brand, TIGO. As of December 31, 2019, Millicom operating subsidiaries and joint ventures employed more than 22,000 people and provided mobile services to approximately 52 million customers, with a cable footprint of more than 11 million homes passed. Founded in 1992, Millicom International Cellular S.A. is headquartered in Luxembourg.

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. In particular, there is uncertainty about the spread of the COVID-19 virus and the impact it may have on Millicom's operations, the demand for Millicom's products and services, global supply chains and economic activity in general. The risks and uncertainties include, but are not limited to, the following:

•	global economic conditions and foreign exchange rate fluctuations as well as local economic conditions in the markets we serve;

•	potential disruption due to diseases, pandemics, political events, piracy or acts by terrorists, including the impact of the recent outbreak of the COVID-19 virus and the ongoing efforts throughout the world to contain it;

•	telecommunications usage levels, including traffic and customer growth;

•	competitive forces, including pricing pressures, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability of spectrum and licenses, the level of tariffs, tax matters, the terms of interconnection, customer access and international settlement arrangements;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	relationships with key suppliers and costs of handsets and other equipment;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found in Millicom’s Registration Statement on Form 20-F, including those risks outlined in “Item 3. Key Information—D. Risk Factors,” and in Millicom’s subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov. To the extent COVID-19 adversely affects Millicom's business and financial results, it may also have the effect of heightening many of the risks described in its filings.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Non IFRS Measures

This press release contains financial measures not prepared in accordance with IFRS. These measures are referred to as “non-IFRS” measures and include: non-IFRS service revenue, non-IFRS EBITDA, and non-IFRS Capex, among others defined below. Annual growth rates for these non-IFRS measures are often expressed in organic constant currency terms to exclude the effect of changes in foreign exchange rates, the adoption of new accounting standards such as IFRS 16, and are proforma for material changes in perimeter due to acquisitions and divestitures. The non-IFRS financial measures are presented in this press release as Millicom’s management believes they provide investors with an additional information for the analysis of Millicom’s results of operations, particularly in evaluating performance from one period to another. Millicom’s management uses non-IFRS financial measures to make operating decisions, as they facilitate additional internal comparisons of Millicom’s performance to historical results and to competitors' results, and provides them to investors as a supplement to Millicom’s reported results to provide additional insight into Millicom’s operating performance. Millicom’s Remuneration Committee uses certain non-IFRS measures when assessing the performance and compensation of employees, including Millicom’s executive directors.

The non-IFRS financial measures used by Millicom may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the section “Non-IFRS Financial Measure Descriptions” for additional information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and Millicom’s financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

Financial Measure Descriptions

Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services and other value-added services excluding telephone and equipment sales.

EBITDA is operating profit excluding impairment losses, depreciation and amortization, and gains/losses on fixed asset disposals.

Proportionate EBITDA is the sum of the EBITDA in every country where Millicom operates, including its Guatemala and Honduras joint ventures, pro rata for Millicom’s ownership stake in each country, less corporate costs that are not allocated to any country and inter-company eliminations.

Organic growth represents year-on-year growth excluding the impact of changes in FX rates, perimeter, and accounting. Changes in perimeter are the result of acquisitions and divestitures. Results from divested assets are immediately removed from both periods, whereas the results from acquired assets are included in both periods at the beginning (January 1) of the first full calendar year of ownership.

Net debt is Gross debt less cash and pledged and term deposits.

Net financial obligations is Net debt plus lease obligations.

Proportionate net financial obligations is the sum of the net financial obligations in every country where Millicom operates, including its Guatemala and Honduras joint ventures, pro rata for Millicom’s ownership stake in each country.

Leverage is the ratio of net financial obligations over LTM (last twelve month) EBITDA, proforma for acquisitions made during the last twelve months.

Proportionate leverage is the ratio of proportionate net financial obligations over LTM proportionate EBITDA, proforma for acquisitions made during the last twelve months.

Capex is balance sheet capital expenditure excluding spectrum and license costs and finance lease capitalizations from tower sale and leaseback transactions.

Cash Capex represents the cash spent in relation to capital expenditure, excluding spectrum and licenses costs and lease capitalizations from tower sale and leaseback transactions.

Operating Cash Flow (OCF) is EBITDA less Capex.

Operating Free Cash Flow is OCF less changes in working capital and other non-cash items and taxes paid.

Equity Free Cash Flow is Operating Free Cash Flow less finance charges paid (net), less advances for dividends to non-controlling interests, plus dividends received from joint ventures.

Operating Profit After Tax displays the profit generated from the operations of the company after statutory taxes.

Return on Invested Capital (ROIC) is used to assess the Group’s efficiency at allocating the capital under its control to and is defined as Operating Profit After Tax, including Guatemala and Honduras as if fully consolidated, divided by the average invested Capital during the period.

Average Invested Capital is the capital invested in the company operation throughout the year and is calculated with the average of opening and closing balances of the total assets minus current liabilities (excluding debt, joint ventures, accrued interests, deferred and current tax, cash as well as investments and non-controlling interests), less assets and liabilities held for sale.

Underlying measures, such as Underlying service revenue, Underlying EBITDA, Underlying equity free cash flow, Underlying net debt, Underlying leverage, etc., include Guatemala and Honduras, as if fully consolidated.

Average Revenue per User per Month (ARPU) for our Mobile customers is (x) the total mobile and mobile financial services revenue (excluding revenue earned from tower rentals, call center, data and mobile virtual network operator, visitor roaming, national third parties roaming and mobile telephone equipment sales revenue) for the period, divided by (y) the average number of mobile subscribers for the period, divided by (z) the number of months in the period. We define ARPU for our Home customers in our Latin America segment as (x) the total Home revenue (excluding equipment sales, TV advertising and equipment rental) for the period, divided by (y) the average number of customer relationships for the period, divided by (z) the number of months in the period. ARPU is not subject to a standard industry definition and our definition of ARPU may be different to other industry participants.

Please refer to our 2019 Annual Report for a complete list of non-IFRS measures and their descriptions.

Non-IFRS Reconciliations

Reconciliation from Reported Growth to Organic Growth for the Latam segment9

Latam Segment ($ millions)	Revenue		Service Revenue		EBITDA		OCF
	Q2 2020	Q2 2019	Q2 2020	Q2 2019	Q2 2020	Q2 2019	Q2 2020	Q2 2019
A- Current period	1,360	1,461	1,270	1,358	544	577	354	353
B- Prior year period	1,461	1,384	1,358	1,280	577	516	353	307
C- Reported growth (A/B)	(6.9)%	5.6%	(6.4)%	6.1%	(5.7)%	11.7%	0.3%	15.0%
D- Accounting change impact	—	—	—	—	—	7.3%	—	12.4%
E- Change in Perimeter impact	5.5%	9.9%	5.3%	10.6%	5.3%	11.0%	7.0%	9.7%
F- FX impact	(4.6)%	(6.5)%	(4.7)%	(6.5)%	(4.4)%	(6.3)%	(7.1)%	(10.6)%
G- Other	(0.3)%	0.1%	(0.2)%	0.1%	1.5%	(1.9)%	3.3%	(2.9)%
H- Organic Growth (C-D-E-F-G)	(7.5)%	2.1%	(6.8)%	2.0%	(8.1)%	1.5%	(2.9)%	6.4%
Latam Segment ($ millions)	Revenue		Service Revenue		EBITDA		OCF
	H1 2020	H1 2019	H1 2020	H1 2019	H1 2020	H1 2019	H1 2020	H1 2019
A- Current period	2,865	2,887	2,665	2,689	1,144	1,164	781	772
B- Prior year period	2,887	2,736	2,689	2,538	1,164	1,034	772	673
C- Reported growth (A/B)	(0.8)%	5.5%	(0.9)%	6.0%	(1.7)%	12.5%	1.2%	14.6%
D- Accounting change impact	—	—	—	—	—	7.7%	—	11.9%
E- Change in Perimeter impact	6.7%	8.5%	6.7%	9.1%	6.6%	9.3%	8.8%	7.3%
F- FX impact	(4.0)%	(6.0)%	(4.1)%	(6.0)%	(3.7)%	(6.0)%	(5.7)%	(9.2)%
G- Other	(0.1)%	0.1%	(0.1)%	0.1%	0.8%	(1.5)%	1.5%	(2.2)%
H- Organic Growth (C-D-E-F-G)	(3.3)%	2.9%	(3.3)%	2.8%	(5.2)%	3.0%	(3.5)%	6.9%

Reconciliation from Reported Growth to Organic Growth for the main Latam markets

Service Revenue ($ millions)	Q2 2020	Q2 2019	Organic	FX	Accounting	Perimeter	Other	Reported
Guatemala	305	310	(1.6)%	(0.1)%	—	—	—	(1.7)%
Colombia	288	355	(3.9)%	(15.1)%	—	—	0.2%	(18.9)%
Paraguay	128	142	(5.1)%	(5.3)%	—	—	0.2%	(10.2)%
Honduras	119	138	(12.4)%	(1.6)%	—	—	0.4%	(13.5)%
Bolivia	131	156	(15.9)%	—	—	—	—	(15.9)%
Panama	136	99	(12.5)%	—	—	56.1%	(7.0)%	36.6%
El Salvador	82	87	(6.1)%	—	—	—	—	(6.1)%
Nicaragua, Costa Rica & Eliminations	82	71	N/A	N/A	N/A	N/A	N/A	N/A
Latam*	1,270	1,358	(6.8)%	(4.7)%	—	5.3%	(0.2)%	(6.4)%

* Perimeter impact on Latam segment reflects acquisition of mobile businesses in Panama and Nicaragua during 2019.

9 See Note 5 of our Unaudited Interim Condensed Consolidated Financial Statements for details on our segments.

EBITDA ($ millions)	Q2 2020	Q2 2019	Organic	FX	Accounting	Perimeter	Other	Reported
Guatemala	184	188	(2.3)%	(0.1)%	—	—	—	(2.4)%
Colombia	110	121	6.9%	(16.3)%	—	—	(0.3)%	(9.7)%
Paraguay	63	69	(3.1)%	(5.3)%	—	—	0.1%	(8.3)%
Honduras	55	70	(19.9)%	(1.8)%	—	—	0.7%	(20.9)%
Bolivia	40	64	(37.3)%	—	—	—	—	(37.3)%
Panama	60	47	(14.9)%	—	—	50.5%	(7.5)%	28.0%
El Salvador	25	30	(14.9)%	—	—	—	—	(14.9)%
Nicaragua, Costa Rica, Corp Costs & Eliminations	7	(12)	N/A	N/A	N/A	N/A	N/A	N/A
Latam*	544	577	(8.1)%	(4.4)%	—	5.3%	1.5%	(5.7)%

* Perimeter impact on Latam segment reflects acquisition of mobile businesses in Panama and Nicaragua during 2019.

ARPU reconciliations

Latam Segment - Mobile ARPU Reconciliation	Q2 20	Q2 19	H1 2020	H1 2019
Mobile service revenue ($m)	750	802	1,593	1,580
Mobile Service revenue ($m) from non Tigo customers ($m) *	(6)	(16)	(18)	(35)
Mobile Service revenue ($m) from Tigo customers (A)	744	786	1,575	1,545
Mobile customers - end of period (000)	37,777	37,162	37,777	37,162
Mobile customers - average (000) (B) **	38,613	35,527	39,024	34,915
Mobile ARPU (USD/Month) (A/B/number of months)	6.4	7.4	6.7	7.4

* Refers to TV advertising, production services, MVNO, DVNO, equipment rental revenue, call center revenue, national roaming, equipment sales, visitor roaming, tower rental, DVNE, and other non-customer driven revenue.

** Average QoQ for the quarterly view is the average of the last quarter.

Latam Segment - Home ARPU Reconciliation	Q2 20	Q2 19	H1 2020	H1 2019
Home service revenue ($m)	367	381	751	757
Home service revenue ($m) from non Tigo customers ($m) *	(7)	(9)	(15)	(18)
Home service revenue ($m) from Tigo customers (A)	360	372	736	739
Customer Relationships - end of period (000) **	4,296	4,246	4,296	4,246
Customer Relationships - average (000) (B)	4,343	4,217	4,342	4,184
Home ARPU (USD/Month) (A/B/number of months)	27.6	29.4	28.2	29.4

* TV advertising, production services, equipment rental revenue, call center revenue, equipment sales and other non customer driven revenue.

** Represented by homes connected all technologies (HFC + Other Technologies + DTH & Wimax RGUs).

*** Average QoQ for the quarterly view is the average of the last quarter.

One-off Summary

2020	Q2 20		H1 20
($ millions)	Revenue	EBITDA	Revenue	EBITDA	Comment (Q2 2020)
Latam	—	—	—	—
Nicaragua	—	—	—	(8)
Latam Total	—	—	—	(8)

2019	Q2 19		H1 19
($ millions)	Revenue	EBITDA	Revenue	EBITDA	Comment (Q2 2019)
Colombia	—	(4)	—	(4)	Mostly due to a legal case
Paraguay	5	2	5	2	Deferred revenue adjustment, partially offset by smaller items
Latam Total	5	(2)	5	(2)
Africa	—	(21)	—	(21)	Regulatory fine
Corporate	—	(16)	—	(16)	Acquisition and integration costs
Total	5	(39)	5	(39)

Foreign Exchange rates used to support FX impact calculations in the above Organic Growth reconciliations

		Average FX rate (vs. USD)					End of period FX rate (vs. USD)
		Q2 20	Q1 20	QoQ	Q2 19	YoY	Q2 20	Q1 20	QoQ	Q2 19	YoY
Bolivia	BOB	6.91	6.91	0.00%	6.91	0.0%	6.91	6.91	0.0%	6.91	0.0%
Colombia	COP	3,881	3,573	(7.94)%	3,247	(16.4)%	3,759	4,065	8.1%	3,206	(14.7)%
Costa Rica	CRC	580	577	(0.42)%	591	1.9%	583	587	0.7%	580	(0.6)%
Guatemala	GTQ	7.70	7.68	(0.20)%	7.69	(0.1)%	7.70	7.68	(0.2)%	7.71	0.1%
Honduras	HNL	24.87	24.77	(0.39)%	24.55	(1.3)%	24.80	24.84	0.2%	24.59	(0.8)%
Nicaragua	NIO	34.21	33.96	(0.73)%	32.92	(3.8)%	34.34	34.09	(0.7)%	33.12	(3.5)%
Paraguay	PYG	6,630	6,514	(1.74)%	6,233	(6.0)%	6,807	6,563	(3.6)%	6,190	(9.1)%
Ghana	GHS	5.79	5.61	(3.03)%	5.32	(8.1)%	5.79	5.76	(0.5)%	5.45	(5.9)%
Tanzania	TZS	2,311	2,300	(0.47)%	2,304	(0.3)%	2,315	2,301	(0.6)%	2,301	(0.6)%

Reconciliation Net financial obligations to EBITDA to Proportionate net financial obligations to EBITDA as of June 30, 2020 and December 31, 2019

Debt Information - June 30, 2020	Financial obligations			EBITDA	Proforma
$ millions	Gross	Cash	Net		Adjustments*	EBITDA	Leverage
Millicom Group (IFRS)	6,972	1,186	5,786	1,553	—	—	—
Plus: Guatemala	1,168	228	939	748	—	—	—
Plus: Honduras	431	64	367	262	—	—	—
Less: Corporate Costs	—	—	(1)	(37)	—	—	—
Underlying Millicom Group (Non-IFRS)	8,570	1,478	7,092	2,526	16	2,542	2.79x
Less: 50% Minority Stake in Colombia	530	64	466	240	—	—	—
Less: 45% Minority Stake in Guatemala	525	103	423	337	—	—	—
Less: 33% Minority Stake in Honduras	144	21	122	87	—	—	—
Less: 20% Minority Stake in Panama	206	20	186	52	3	—	—
Less: 1.5% Minority Stake in Tanzania	6	—	6	2	—	—	—
Proportionate Millicom Group (Non-IFRS)	7,159	1,270	5,889	1,807	13	1,820	3.24x

* Proforma adjusted EBITDA related to mobile acquisitions in Nicaragua and Panama.

December 31, 2019	Financial obligations			EBITDA	Proforma
$ millions	Gross	Cash	Net		Adjustments*	EBITDA	Leverage
Millicom Group (IFRS)	7,068	1,166	5,903	1,530	—	—	—
Plus: Guatemala	1,172	189	983	748	—	—	—
Plus: Honduras	423	40	383	280	—	—	—
Less: Corporate Costs	—	—	—	(36)	—	—	—
Underlying Millicom Group (Non-IFRS)	8,664	1,395	7,269	2,522	95	2,617	2.78x
Less: 50% Minority Stake in Colombia	606	107	499	255	—	—	—
Less: 45% Minority Stake in Guatemala	528	85	442	337	—	—	—
Less: 33% Minority Stake in Honduras	141	13	128	93	—	—	—
Less: 20% Minority Stake in Panama	208	12	196	45	13	—	—
Less: 1.5% Minority Stake in Tanzania	6	—	6	2	—	—	—
Proportionate Millicom Group (Non-IFRS)	7,175	1,177	5,998	1,791	82	1,873	3.20x

* Proforma adjusted EBITDA related to mobile acquisitions in Nicaragua and Panama.

Debt maturity profile

	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	>2030
International Bonds	—	—	—	—	1,013	500	500	550	500	750	600
Floating MIC S.A. Sustain. Bond Due 2024*					213
6.875% Comcel $800m Bond Due 2024					800
6.000% MIC S.A. $500m Bond Due 2025						500
6.625% MIC S.A. $500m Bond Due 2026							500
5.875% Telecel $550m Bond Due 2027								550
5.125% MIC S.A. $500m Bond Due 2028									500
6.250% MIC S.A. $750m Bond Due 2029										750
4.500% Cable Onda $600m Bond Due 2030											600
Local Bonds (Colombia, Bolivia, Paraguay & Panama)	39	44	46	103	106	200	105	4	2	15	61
Bank and DFI	43	86	79	366	789	410	25	116	44	115	47
Total	81	130	124	468	1,907	1,110	630	670	546	880	709
% of Total	1.1%	1.8%	1.7%	6.5%	26.3%	15.3%	8.7%	9.2%	7.5%	12.1%	9.8%

Capex Reconciliation

Capex Reconciliation	Q2 2020	Q2 2019	H1 2020	H1 2019
Consolidated:
Additions to property, plant and equipment	131	173	240	286
Additions to licenses and other intangibles	419	62	463	89
Of which spectrum and license costs	399	48	420	49
Total consolidated additions	550	235	703	374
Of which capital expenditures related to corporate offices	5	4	5	4
Latin America Segment	Q2 2020	Q2 2019	H1 2020	H1 2019
Additions to property, plant and equipment	166	207	311	344
Additions to licenses and other intangibles	422	65	555	96
Of which spectrum and license costs	399	48	503	48
Latin America Segment total additions (Underlying)	589	272	866	440
Capex excluding spectrum and lease capitalizations	190	224	364	392
Africa Segment	Q2 2020	Q2 2019	H1 2020	H1 2019
Additions to property, plant and equipment	12	8	18	15
Additions to licenses and other intangibles	—	—	—	—
Of which spectrum and license costs	—	—	—	—
Africa Segment total additions	12	8	18	15
Capex excluding spectrum and lease capitalizations	12	8	18	15

Operating Free Cash Flow Reconciliation

Cash Flow Data	Q2 20	Q2 19	H1 2020	H1 2019
Net cash provided by operating activities	218	176	324	323
Purchase of property, plant and equipment	(123)	(179)	(302)	(349)
Proceeds from sale of property, plant and equipment	1	3	1	12
Purchase of intangible assets and licenses	(75)	(24)	(166)	(103)
Proceeds from sale of intangible assets	—	—	—	—
Net purchase/proceeds for property, plant and equipment and intangible assets	(197)	(200)	(467)	(441)
(Less) Proceeds from sale of towers part of tower sale and leaseback transactions	—	(5)	—	(13)
(Less) Purchase of spectrum and licenses	53	4	91	11
(Less) Finance charges paid, net	128	126	269	221
Operating free cash flow	202	101	217	102

Equity Free Cash Flow Reconciliation

Cash Flow Data	Q2 20	Q2 19	H1 2020	H1 2019
Net cash provided by operating activities	218	176	324	323
Purchase of property, plant and equipment	(123)	(179)	(302)	(349)
Proceeds from sale of property, plant and equipment	1	3	1	12
Proceeds from sale of towers part of tower sale and leaseback transactions	—	(5)	—	(13)
Purchase of intangible assets	(75)	(24)	(166)	(103)
Proceeds from sale of intangible assets	—	—	—	—
Purchase of spectrum and licenses	53	4	91	11
Finance charges paid, net	128	126	269	221
Operating free cash flow	202	101	217	102
Interest (paid), net	(128)	(126)	(269)	(221)
Free cash flow	74	(25)	(52)	(119)
Dividends received from joint ventures (Guatemala and Honduras)	35	54	58	105
Dividends paid to non-controlling interests	(2)	(1)	(2)	(12)
Equity free cash flow	107	28	4	(26)

OCF (EBITDA- Capex) Reconciliation

Latam OCF Underlying	Q2 20	Q2 19	H1 2020	H1 2019
Latam EBITDA	544	577	1,144	1,164
(-) Capex (Ex. Spectrum)	190	224	364	392
Latam OCF	354	353	781	772
Africa OCF	Q2 20	Q2 19	H1 2020	H1 2019
Africa EBITDA	29	14	59	45
(-) Capex (Ex. Spectrum)	12	8	18	15
Africa OCF	17	6	41	30

Guatemala and Honduras Financial Information (unaudited)

Until 2015, Millicom group results included Guatemala and Honduras on a 100% consolidation basis. Since 2016, these businesses are treated as joint ventures and are consolidated using the equity method. To aid investors to better track the evolution of the company’s performance over time, we provide the following indicative unaudited financial statement data for the Millicom group as if our Guatemala and Honduras joint ventures had been fully consolidated.

Income statement data Q2 2020	Millicom (IFRS)	Guatemala and Honduras JVs	Eliminations	Underlying (non-IFRS)
($millions)
Revenue	970	476	—	1,446
Cost of sales	(296)	(116)	—	(412)
Gross profit	673	361	—	1,034
Operating expenses	(330)	(132)	—	(462)
EBITDA	343	229	—	572
EBITDA margin	35.4%	48.1%	—	39.6%
Depreciation & amortization	(304)	(113)	—	(417)
Share of net profit in joint ventures	34	—	(34)	—
Other operating income (expenses), net	20	—	—	20
Operating profit	93	116	(34)	175
Net financial expenses	(167)	(25)	—	(191)
Other non-operating income (expenses), net	22	(1)	—	21
Gains (losses) from associates	(1)	—	—	(1)
Profit (loss) before tax	(53)	90	(34)	4
Net tax credit (charge)	(65)	(27)	—	(92)
Profit (loss) for the period	(118)	63	(34)	(88)
Non-controlling interests	4	(30)	—	(26)
Profit (loss) from discontinued operations	(1)	—	—	(1)
Net profit (loss) for the period	(115)	34	(34)	(115)

Income statement data H1 2020	Millicom (IFRS)	Guatemala and Honduras JVs	Eliminations	Underlying (non-IFRS)
($millions)
Revenue	2,057	981	—	3,038
Cost of sales	(601)	(232)	—	(832)
Gross profit	1,456	750	—	2,206
Operating expenses	(731)	(273)	—	(1,004)
EBITDA	725	477	—	1,202
EBITDA margin	35.2%	48.6%	—	39.6%
Depreciation & amortization	(599)	(227)	—	(826)
Share of net profit in joint ventures	79	—	(79)	—
Other operating income (expenses), net	23	—	—	22
Operating profit	226	250	(79)	398
Net financial expenses	(308)	(50)	—	(358)
Other non-operating income (expenses), net	(136)	(4)	—	(140)
Gains (losses) from associates	(1)	—	—	(1)
Profit (loss) before tax	(220)	196	(79)	(102)
Net tax credit (charge)	(49)	(50)	—	(99)
Profit (loss) for the period	(270)	147	(79)	(201)
Non-controlling interests	32	(67)	—	(35)
Profit (loss) from discontinued operations	(1)	—	—	(1)
Net profit (loss) for the period	(238)	79	(79)	(238)

Balance Sheet data ($ millions)	Millicom IFRS	Guatemala and Honduras JVs	Underlying (non-IFRS)
Assets
Intangible assets, net	3,477	2,871	6,348
Property, plant and equipment, net	2,605	884	3,489
Right of Use Assets	901	286	1,187
Investments in joint ventures and associates	2,696	(2,673)	23
Other non-current assets	335	54	389
Total non-current assets	10,014	1,423	11,437
Inventories, net	36	36	71
Trade receivables, net	354	87	440
Other current assets	792	351	1,143
Restricted cash	167	16	183
Cash and cash equivalents	1,186	291	1,477
Total current assets	2,534	780	3,314
Assets held for sale	4	—	4
Total assets	12,552	2,203	14,755

Equity and liabilities
Equity attributable to owners of the Company	2,106	(41)	2,065
Non-controlling interests	219	488	706
Total equity	2,325	447	2,772
Debt and financing	6,750	1,551	8,302
Other non-current liabilities	1,228	(77)	1,151
Total non-current liabilities	7,978	1,475	9,453
Debt and financing	221	47	268
Other current liabilities	2,027	235	2,263
Total current liabilities	2,249	282	2,531
Liabilities directly associated with assets held for sale	—	—	—
Total liabilities	10,227	1,756	11,984
Total equity and liabilities	12,552	2,203	14,755

Cash Flow Data	Millicom IFRS	Guatemala and Honduras JVs	Underlying (non-IFRS)
($millions)
Profit (loss) before taxes from continuing operations	(220)	117	(102)
Profit (loss) for the period from discontinued operations	(1)	—	(1)
Profit (loss) before taxes	(221)	117	(103)
Net cash provided by operating activities (incl. discontinued ops)	324	393	716
Net cash used in investing activities (incl. discontinued ops)	(284)	(271)	(555)
Net cash from (used by) financing activities (incl. discontinued ops)	9	(59)	(50)
Exchange impact on cash and cash equivalents, net	(26)	(2)	(28)
Net (decrease) increase in cash and cash equivalents	23	61	84
Cash and cash equivalents at the beginning of the period	1,164	229	1,393
Effect of cash in disposal group held for sale	—	—	—
Cash and cash equivalents at the end of the period	1,186	291	1,477

Regulatory Statement

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 12:00 CET on 30/07/2020.

Item 2

Millicom International

Cellular S.A.

(A public limited liability company (société anonyme) incorporated under the laws of Luxembourg)

(Registration number RCS B 40630)

Management Report and Unaudited Interim Condensed Consolidated Financial Statements

For the three- and six-month periods ended June 30, 2020

1

Contents

•	Management Report

•	Responsibility Statement

•	Review Report of the Independent Auditors

•	Unaudited Interim Condensed Consolidated Financial Statements

2

Management Report

Group performance

Revenue

Group revenue decreased 1.5% ( $32 million) year-on-year to $2,057 million in H1 2020. The decrease is largely due to the negative impact of the COVID-19 pandemic, the translation impact of weaker currencies in Colombia and Paraguay, as well as a drop in equipment sales, partially offset by increased revenue from acquisitions completed in 2019 in Panama and Nicaragua.

Cost of sales

Cost of sales increased 2.1% ($12 million) year-on-year to $601 million due to the same reasons as explained above and a significant increase in bad debt provisions, which more than doubled on a year-on-year basis, as a result of lower cash collections due to current crisis.

Operating expenses

Operating expenses decreased 8.3% ($66 million) year-on-year to $731 million. The decrease reflects the slowdown of commercial activities as a result of the pandemic, a better cost control and currency devaluation in Colombia, partly offset by the effect of the acquisitions as explained above. Last year operating expenses also included one-off charges related to a $21 million fine in Tanzania and $16 million in Corporate costs stemming from the Central America acquisitions.

Depreciation and Amortization

Depreciation increased 8.3% ($34 million) year-on-year to $443 million, mostly due to the effect of the acquisitions. Amortization expense increased 28.4% ($35 million) year-on-year to $157 million, from a higher intangible asset base due to the recent acquisitions as well as the commencement of amortization of recently acquired spectrum in Colombia and El Salvador.

Share of profit in joint ventures in Guatemala and Honduras

Millicom's share of profit in the Guatemala and Honduras joint ventures was $79 million in H1 2020, a decrease of 13.0% year-on-year mainly due to a $7 million tax provision in Guatemala and the impact of the pandemic, especially in Honduras, where the lock-down was very restrictive.

Other operating income (expenses), net

Other operating income of $23 million increased by $15 million year-on-year due primarily to gains on disposal of shares in the Jumia and Helios Towers equity investments .

Financial income/(expense)

Financial expenses increased $44 million to $316 million. The increase is due to higher levels of gross debt to fund the recent acquisitions of the Group.

Other non-operating (expenses) income, net

Loss from other non-operating items was $136 million in H1 2020 compared to a gain of $45 million in H1 2019 due mainly to the marked-to-market revaluation of Jumia and Helios Towers equity investments of the Group as well as exchange losses driven by currency devaluation in Colombia and Paraguay vs. US dollars.

Loss from other joint ventures and associates, net

Loss from associates and other joint ventures amounted to $1 million in H1 2020 compared to a loss of $15 million in H1 2019 as the book value of Millicom's investment in Ghana is nil since 2019 year-end.

Charges for taxes, net

Tax expense was $49 million in H1 2020, increasing from $41 million in H1 2019 due to higher withholding tax on cash upstream partially offset by a lower profitability in the operations of the Group.

3

Profit (loss) for the period from discontinued operations

Profit from discontinued operations of $64 million in H1 2019 mainly reflects the gain on the sale of Millicom's operations in Chad, which Millicom disposed of on June 26, 2019.

Loss for the year

Net loss for the owners of the Company was $238 million or $(2.35) per share for H1 2020 compared to a gain of $58 million or $0.57 per share in H1 2019. Non-controlling interests share of net loss was $32 million in H1 2020 compared to a positive $1 million in H1 2019, reflecting the share of losses of the Group's partners in Colombia and Panama subsidiaries.

Share Capital

At June 30, 2020, Millicom had 101.7 million issued and paid up common shares of par value $1.50 each, of which 563 thousand were held by the Company as treasury shares (2019: 616 thousand). During the six months ended June 30, 2020, the Company acquired approximately 463 thousand shares and issued around 480 thousand shares to management and employees under the share-based remuneration plans as part of their annual remuneration.

Distribution to shareholders and proposed distributions

As the Group prioritizes client service, employee health and safety and the preservation of financial strength and liquidity, it has been decided to suspend all share repurchases for the foreseeable future, and the Group's shareholders decided not to recommend the payment of a dividend in 2020 related to 2019 profits.

Risks and uncertainty factors

COVID-19 - Qualitative and quantitative assessment on business activities, financial situation and economic performance

On March 11, 2020, the World Health Organization declared the coronavirus outbreak a pandemic. Most countries globally, including a majority of the countries where we operate, reacted by implementing severe restrictions on travel and public gatherings, including the closing of offices, businesses, schools, retail stores and other public venues, and by instituting curfews or quarantines. These restrictions, as well as the dangers posed by the virus, produced a significant reduction in mobility and a severe disruption in global economic activity during Q2.

Impact on our markets and business

Most governments in our markets implemented restrictions beginning in mid-March, and these were generally maintained throughout April, with some gradual relaxation of measures beginning in late May and June. According to data compiled by the University of Oxford, the lockdowns in the vast majority of our markets were among the most stringent in the world. As a result, many of our stores and distribution channels were forced to close temporarily and a majority of our markets experienced very sharp reductions in mobility during the quarter. This produced an immediate and significant decline in our prepaid mobile business, which is gradually recovering, in tandem with the gradual easing of government restrictions and the recovery in population mobility. In postpaid mobile, the revenue erosion has been more gradual than in prepaid, but so has the recovery.

Our residential cable "Home" business has proven more resilient, but revenue growth has nonetheless eroded noticeably during Q2 due in large part to our commercial decision to temporarily support our neediest customers with basic connectivity, or "lifeline" services at no cost to them, and for which no revenue was recognized. During the quarter, we provided lifeline services to approximately 900,000 Home customers, although we have successfully resumed normal service to about 650,000 of these. We expect to re-connect a portion of the remaining 250,000 during Q3. Finally, revenue from our business-to-business "B2B" services eroded gradually during Q2 and through June, as many small and mid-sized businesses struggle to cope with the health and economic crises.

Beside the recent developments related to Covid-19 crisis as explained above, Millicom continues to operate in a dynamic industry characterized by rapid evolution in technology, consumer demand, and business opportunities. Combined with a focus on emerging markets in various geographic locations, the Group has a proactive approach to identifying, understanding, assessing, monitoring and acting on balancing risks and opportunities. For further description of risks and Millicom’s approach to risk management, please refer to the 2019 Annual Report (http://www.millicom.com/investors/reporting-centre).

4

Financial risk management objectives and policies

As a consequence of the current pandemic, Millicom has been mainly focusing on the liquidity risk that the Group might encounter as a result of the slowdown in commercial activities and cash collections from subscribers.

As of June 30, 2020, the Group had $1.5 billion in cash and cash equivalents, including $0.3 billion of cash held in Millicom's joint ventures in Guatemala and Honduras. During the six month period ended June 30, 2020, the Group drew $400 million from the $600 million revolving credit facility (RCF), which was fully repaid in late June 2020, such that we ended Q2 2020 with approximately $2.1 billion of liquidity, when considering both the Group's cash (including joint ventures) and the undrawn portion of the RCF.

In contrast, including the joint ventures in Guatemala and Honduras, Millicom has relatively modest financial obligations maturing near term, including $81 million in 2020 and $130 million in 2021 and $124 million in 2022 . The Group is currently in compliance with all of its covenants, and continues to have significant headroom over its principal leverage covenant.

Beside the above, Millicom’s financial risk management policies and objectives remain unchanged compared to what the Group presented in Section D. Financial risk management of the 2019 consolidated financial statements (included in Group's 2019 Annual Report).

Internal controls and risk management in the preparation of the consolidated financial statements are set out in the Governance section from pages 66 to 100 in Group's 2019 Annual Report.

Non-financial information

Non-financial information, such as environmental, social, human rights and the fight against corruption, are set out in the Corporate Responsibility Performance Appendix of the Group's 2019 Annual Report.

Outlook

Notwithstanding improvement relative to April and May, our performance in June remained well below pre-COVID levels, and heightened macro risks will likely persist and continue to pressure our business at least through the remainder of 2020. However, the mobility restrictions have made our network infrastructure and our broadband services in particular more essential than ever. Thus, we continue to believe that the long-term opportunity we have been pursuing has likely been enhanced by recent events, and we are leaving unchanged our medium term goals to deliver mid-single-digit organic service revenue growth, mid-to-high single-digit organic EBITDA growth, and around 10% OCF (EBITDA less Capex) organic growth for the Latam segment.

Subsequent events

There are no significant subsequent events.

/s/ José Antonio Ríos García

Chairman of the Board of Directors

Luxembourg, July 29, 2020

5

Responsibility Statement

The Board of Directors and the executive management of the company reaffirm their responsibility to ensure the maintenance of proper accounting records disclosing the consolidated financial position of the Group with reasonable accuracy at any time, and ensuring that an appropriate system of internal controls is in place to ensure that the Group’s business operations are carried on efficiently and transparently.

In accordance with Article 4 of the law of 11 January 2008 on transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market, Millicom declares that, to the best of our knowledge, the interim condensed consolidated financial statements for the six-month period ended 30 June 2020, prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted for use in the European Union, give a true and fair view of the assets, liabilities, financial position and results of the interim period.

In addition, management’s report includes a fair review of the development and performance of the Group’s operations during the interim period and of business risks, where appropriate, faced by the Group.

Signed on July 29, 2020

On behalf of Millicom International Cellular S.A., by:

/s/ Mauricio Ramos

Chief Executive Officer

/s/ Tim Pennington

Chief Financial Officer

6

Report on review of interim condensed consolidated financial statements

To the Shareholders,

Millicom International Cellular S.A.

2, rue du Fort Bourbon

L – 1249 - Luxembourg

Introduction

We have reviewed the accompanying interim condensed consolidated financial statements of Millicom International Cellular S.A. as of 30 June 2020, which comprise the interim condensed consolidated statement of financial position as at 30 June 2020 and the related interim condensed consolidated statement of income, the interim condensed consolidated statement of comprehensive income, the interim condensed consolidated statement of changes in equity, the interim condensed consolidated statement of cash flow for the six-month period then ended and explanatory notes. Management is responsible for the preparation and fair presentation of these interim condensed financial statements in accordance with International Financial Reporting Standard IAS 34 Interim Financial Reporting as adopted by the European Union (“IAS 34”). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34.

Ernst & Young

Société anonyme

Cabinet de révision agréé

/s/

Bruno di Bartolomeo

Luxembourg, 29 July 2020

7

Unaudited interim condensed consolidated statement of income for the three- and six-month periods ended June 30, 2020

in millions of U.S dollars except per share data	Notes	Six months ended June 30, 2020	Six months ended June 30, 2019 (i)	Three months ended June 30, 2020	Three months ended June 30, 2019 (i)
Revenue	5	2,057	2,089	970	1,054
Cost of sales		(601)	(589)	(296)	(298)
Gross profit		1,456	1,500	673	757
Operating expenses		(731)	(798)	(330)	(424)
Depreciation	3	(443)	(409)	(220)	(210)
Amortization		(157)	(122)	(84)	(62)
Share of profit in the joint ventures in Guatemala and Honduras	15	79	90	34	46
Other operating income (expenses), net	14	23	8	20	3
Operating profit	5	226	270	93	109
Interest and other financial expenses	10	(316)	(272)	(169)	(132)
Interest and other financial income		7	8	2	4
Other non-operating (expenses) income, net	6	(136)	45	22	33
Profit (loss) from other joint ventures and associates, net		(1)	(15)	(1)	(18)
Profit (loss) before taxes from continuing operations		(220)	36	(53)	(5)
Tax (charge) credit, net		(49)	(41)	(65)	(24)
Profit (loss) from continuing operations		(269)	(5)	(118)	(28)
Profit (loss) from discontinued operations, net of tax	4	(1)	64	(1)	64
Net profit (loss) for the period		(270)	59	(119)	36

Attributable to:
The owners of Millicom		(238)	58	(115)	45
Non-controlling interests		(32)	1	(4)	(9)

(Loss)/Earnings per common share for net profit/ (loss) attributable to the owners of the Company:
Basic ($)	7	(2.35)	0.57	(1.14)	0.44
Diluted ($)	7	(2.35)	0.57	(1.14)	0.44

(i)  Restated as a result of the finalization of the purchase accounting of latest acquisitions (see note 3).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

8

Unaudited interim condensed consolidated statement of comprehensive income for the three- and six-month periods ended June 30, 2020

in millions of U.S dollars	Six months ended June 30, 2020	Six months ended June 30, 2019 (i)	Three months ended June 30, 2020	Three months ended June 30, 2019 (i)
Net profit (loss) for the period	(270)	59	(119)	36
Other comprehensive income (to be reclassified to statement of income in subsequent periods), net of tax:
Exchange differences on translating foreign operations	(74)	14	25	7
Change in value of cash flow hedges, net of tax effects	(6)	(11)	13	(10)
Other comprehensive income (not to be reclassified to statement of income in subsequent periods), net of tax:
Total comprehensive income (loss) for the period	(349)	62	(82)	33

Attributable to
Owners of the Company	(301)	59	(84)	43
Non-controlling interests	(48)	3	3	(10)

Total comprehensive income for the period arises from:
Continuing operations	(349)	(2)	(81)	(39)
Discontinued operations	(1)	64	(1)	72

(i)  Restated as a result of the finalization of the purchase accounting of latest acquisitions (see note 3).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

9

Unaudited interim condensed consolidated statement of financial position as at June 30, 2020

in millions of U.S dollars	Notes	June 30, 2020	December 31, 2019(i)
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	9	3,477	3,214
Property, plant and equipment, net	8	2,605	2,883
Right of use assets		901	1,012
Investments in joint ventures	15	2,673	2,797
Investments in associates		23	25
Contract costs, net		4	5
Deferred tax assets		224	200
Derivative financial instruments	13	12	—
Other non-current assets	12	95	104
TOTAL NON-CURRENT ASSETS		10,014	10,240

CURRENT ASSETS
Inventories		36	32
Trade receivables, net	2	354	371
Contract assets, net		36	41
Amounts due from non-controlling interests, associates and joint ventures	12	39	29
Prepayments and accrued income		187	156
Current income tax assets		95	119
Supplier advances for capital expenditure		26	22
Equity investments	14	237	371
Other current assets		172	185
Restricted cash		167	155
Cash and cash equivalents		1,186	1,164
TOTAL CURRENT ASSETS		2,534	2,645
Assets held for sale	4	4	5
TOTAL ASSETS		12,552	12,890

(i)  Restated as a result of the finalization of the purchase accounting of latest acquisitions (see note 3).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

10

Unaudited interim condensed consolidated statement of financial position as at June 30, 2020 (continued)

in millions of U.S dollars	Notes	June 30, 2020	December 31, 2019(i)
EQUITY AND LIABILITIES
EQUITY
Share capital and premium		631	633
Treasury shares		(32)	(51)
Other reserves		(620)	(544)
Retained profits		2,365	2,222
Profit (loss) for the period attributable to equity holders		(238)	149
Equity attributable to owners of the Company		2,106	2,410
Non-controlling interests		219	271
TOTAL EQUITY		2,325	2,680

LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	10	5,857	5,786
Lease liabilities	10	894	988
Derivative financial instruments	13	26	17
Amounts due to non-controlling interests, associates and joint ventures	12	219	337
Payables and accruals for capital expenditure	9	444	61
Provisions and other non-current liabilities		290	322
Deferred tax liabilities		249	280
TOTAL NON-CURRENT LIABILITIES		7,978	7,792

CURRENT LIABILITIES
Debt and financing	10	103	186
Lease liabilities	10	118	107
Put option liability	13	268	264
Payables and accruals for capital expenditure		233	348
Other trade payables		256	289
Amounts due to non-controlling interests, associates and joint ventures	12	161	161
Accrued interest and other expenses		434	432
Current income tax liabilities		113	75
Contract liabilities		77	82
Provisions and other current liabilities		486	474
TOTAL CURRENT LIABILITIES		2,249	2,417
Liabilities directly associated with assets held for sale	4	—	—
TOTAL LIABILITIES		10,227	10,209
TOTAL EQUITY AND LIABILITIES		12,552	12,890

(i)  Restated as a result of the finalization of the purchase accounting of latest acquisitions (see note 3).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

11

Unaudited interim condensed consolidated statement of cash flows for the six-month period ended June 30, 2020

in millions of U.S dollars	Notes	June 30, 2020	June 30, 2019 (i)
Cash flows from operating activities (including discontinued operations)
Profit (loss) before taxes from continuing operations		(220)	36
Profit (loss) before taxes from discontinued operations	4	(1)	66
Profit (loss) before taxes		(221)	102
Adjustments to reconcile to net cash:
Interest expense on leases		78	75
Interest expense on debt and other financing		238	198
Interest and other financial income		(7)	(8)
Adjustments for non-cash items:
Depreciation and amortization	5	599	542
Share of profit in Guatemala and Honduras joint ventures		(79)	(90)
(Gain) on disposal and impairment of assets, net	4, 14	(22)	(82)
Share based compensation		14	14
Loss from other joint ventures and associates, net		1	15
Other non-cash non-operating (income) expenses, net	6	136	(45)
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		(104)	(141)
Decrease in inventories		(6)	(8)
Increase (decrease) in trade and other payables, net		4	19
Changes in contract assets, liabilities and costs, net		4	3
Total changes in working capital		(102)	(128)
Interest paid on leases		(74)	(66)
Interest paid on debt and other financing		(204)	(161)
Interest received		8	6
Taxes paid	5	(43)	(49)
Net cash provided by operating activities		324	323
Cash flows from (used in) investing activities (including discontinued operations):
Acquisition of subsidiaries, joint ventures and associates, net of cash acquired	3	3	(430)
Proceeds from disposal of subsidiaries and associates, net of cash disposed	4	18	110
Purchase of intangible assets and licenses	9	(166)	(103)
Purchase of property, plant and equipment	8	(302)	(349)
Proceeds from sale of property, plant and equipment	8	1	12
Proceeds from disposal of equity investment, net of costs	14	89	—
Dividends and dividend advances received from joint ventures	15	58	105
Cash (used in) provided by other investing activities, net		15	9
Net cash used in investing activities		(284)	(646)

12

Unaudited interim condensed consolidated statement of cash flows for the six-month period ended June 30, 2020 (continued)

Cash flows from financing activities (including discontinued operations):
Proceeds from debt and other financing	10	797	1,646
Repayment of debt and other financing	10	(723)	(795)
Lease capital repayment		(53)	(60)
Advances and dividends paid to non-controlling interests		(2)	(12)
Share repurchase program		(10)	—
Dividends paid to owners of the Company		—	(133)
Net cash provided by (used in) financing activities		9	646
Exchange impact on cash and cash equivalents, net		(26)	—
Net (decrease) increase in cash and cash equivalents		23	322
Cash and cash equivalents at the beginning of the year		1,164	528
Effect of cash in disposal group held for sale	4	—	(9)
Cash and cash equivalents at the end of the period		1,186	840

(i)  Restated as a result of the finalization of the purchase accounting of latest acquisitions (see note 3).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

13

Unaudited interim condensed consolidated statements of changes in equity for the periods ended June 30, 2020 and years ended December 31, 2019 and 2018

in millions of U.S dollars	Number of shares (000’s)	Number of shares held by the Group (000’s)	Share capital	Share premium	Treasury shares	Retained profits(i)	Other reserves	Total	Non- controlling interests	Total equity
Balance on December 31, 2018	101,739	(914)	153	482	(81)	2,525	(538)	2,542	251	2,792
Total comprehensive income for the period	—	—	—	—	—	61	1	62	4	65
Dividends	—	—	—	—	—	(268)	—	(268)	—	(268)
Dividends to non controlling interests	—	—	—	—	—	—	—	—	(1)	(1)
Purchase of treasury shares	—	(108)	—	—	(10)	3	—	(7)	—	(7)
Share based compensation	—	—	—	—	—	—	14	14	—	15
Issuance of shares under share-based payment schemes	—	405	—	(2)	36	(11)	(22)	1	—	1
Balance on June 30, 2019 (ii)	101,739	(616)	153	481	(54)	2,310	(545)	2,343	254	2,597

Balance on December 31, 2019 (ii)	101,739	(581)	153	480	(51)	2,372	(544)	2,410	271	2,680
Total comprehensive income for the period	—	—	—	—	—	(238)	(63)	(301)	(48)	(349)
Dividends	—	—	—	—	—	—	—	—	—	—
Dividends to non controlling interests	—	—	—	—	—	—	—	—	(5)	(5)
Purchase of treasury shares (iii)	—	(463)	—	—	(19)	3	—	(16)	—	(16)
Share based compensation	—	—	—	—	—	—	13	13	1	14
Issuance of shares under share-based payment schemes	—	480	—	(2)	38	(10)	(25)	—	—	—
Balance on June 30, 2020	101,739	(563)	153	478	(32)	2,127	(620)	2,106	219	2,325
(i)	Retained profits – includes profit for the period attributable to equity holders, of which at June 30, 2020, $304 million (2019: $306 million; 2018: $324 million) are not distributable to equity holders.

(ii)	Restated as a result of the finalization of the purchase accounting of latest acquisitions (see note 3).

(iii)	During the six-month period ended June 30, 2020, Millicom repurchased 350,000 shares for a total amount of $10 million and withheld approximately 113,000 shares for settlement of tax obligations on behalf of employees under share-based compensation plans.

(iv)	Dividends - A dividend distribution of $2.64 per share was approved by the Annual General Meeting of shareholders on May 2, 2019 and paid in equal portions in May and November 2019.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

14

Notes to the unaudited interim condensed consolidated statements

1. ORGANIZATION

Millicom International Cellular S.A. (the “Company” or “MIC SA”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is an international telecommunications and media company providing digital lifestyle services in emerging markets, through mobile and fixed telephony, cable, broadband, and Pay-TV in Latin America and Africa.

On July 29, 2020, the Board of Directors authorized these unaudited interim condensed consolidated financial statements for issuance.

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

These interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars and have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board and as adopted by the European Union. In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the period ended December 31, 2019. These financial statements are prepared in accordance with consolidation and accounting policies consistent with the December 31, 2019 consolidated financial statements, except for the changes described below.

COVID-19 - Qualitative and quantitative assessment on business activities, financial situation and economic performance

On March 11, 2020, the World Health Organization declared the coronavirus outbreak a pandemic. Most countries globally, including a majority of the countries where we operate, reacted by implementing severe restrictions on travel and public gatherings, including the closing of offices, businesses, schools, retail stores and other public venues, and by instituting curfews or quarantines. These restrictions, as well as the dangers posed by the virus, produced a significant reduction in mobility and a severe disruption in global economic activity during Q2.

Impact on our markets and business

Most governments in our markets implemented restrictions beginning in mid-March, and these were generally maintained throughout April, with some gradual relaxation of measures beginning in late May and June. According to data compiled by the University of Oxford, the lockdowns in the vast majority of our markets were among the most stringent in the world. As a result, many of our stores and distribution channels were forced to close temporarily and a majority of our markets experienced very sharp reductions in mobility during the quarter. This produced an immediate and significant decline in our prepaid mobile business, which is gradually recovering, in tandem with the gradual easing of government restrictions and the recovery in population mobility. In postpaid mobile, the revenue erosion has been more gradual than in prepaid, but so has the recovery.

Our residential cable "Home" business has proven more resilient, but revenue growth has nonetheless eroded noticeably during Q2 due in large part to our commercial decision to temporarily support our neediest customers with basic connectivity, or "lifeline" services at no cost to them, and for which no revenue was recognized. During the quarter, we provided lifeline services to approximately 900,000 Home customers, although we have successfully resumed normal service to about 650,000 of these. We expect to re-connect a portion of the remaining 250,000 during Q3. Finally, revenue from our business-to-business "B2B" services eroded gradually during Q2 and through June, as many small and mid-sized businesses struggle to cope with the health and economic crises.

Impact on liquidity and financial resources

As of June 30, 2020, the Group had $1.5 billion in cash and cash equivalents, including $0.3 billion of cash held in Millicom's joint ventures in Guatemala and Honduras. During the six month period ended June 30, 2020, the Group drew $400 million from the $600 million revolving credit facility (RCF), which was fully repaid in late June 2020, such that we ended Q2 2020 with approximately $2.1 billion of liquidity, when considering both the Group's cash (including joint ventures) and the undrawn portion of the RCF.

In contrast, including the joint ventures in Guatemala and Honduras, Millicom has relatively modest financial obligations maturing near term, including $81 million in 2020 and $130 million in 2021 and $124 million in 2022 . The Group is currently in compliance with all of its covenants, and continues to have significant headroom over its principal leverage covenant.

15

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

Impact on accounting matters

As COVID-19 continues to spread, the potential impacts, including a global, regional or other economic recession, are increasingly uncertain and difficult to assess. Nevertheless, Millicom have identified potential significant accounting implications in the following areas:

•	Impairment of non-financial assets/goodwill/investments in joint ventures

Millicom have noticed reduced economic activity across the countries where it operates, and its operations are suffering lower revenues, EBITDA and margins, which might indicate potential impairments.

For the first quarter of 2020, management had updated the sensitivity analysis performed in the framework of its 2019 goodwill impairment testing by deteriorating EBITDA sensitivity from initially 2% to 10% decrease. In parallel, discount rates used in the 2019 impairment tests had also been increased by 100 bps to 500 bps depending on the countries. As a result of these changes, management noted an increased impairment risk for its cash generating units (CGUs) in Nicaragua, El Salvador and Costa Rica. The other CGUs still showed a comfortable headroom.

During the second quarter of 2020, management carried out an updated impairment test for the CGUs listed above and identified at risk in Q1 2020. These tests have been performed in line with the methodology used for the annual impairment tests using Group's latest forecasts. The results of these tests showed that sufficient headroom exists and that there is no impairment charge to be recognized. The other CGUs have not been tested given the significant headroom noted in Q1 and the fact that assumptions used in Q1 sensitivity analysis were actually more aggressive than the operations' actual performance.

•	Impairment of trade receivables

During Q2 2020, and as a result of worsening collections, the Group has recognised additional bad debt provisions for an amount of $32 million compared to the level of provisions recorded during Q1 2020 and $33 million compared to Q2 2019. As of June 30, 2020, the total bad debt provisions cover close to 100% of the receivables overdue by more than 90 days.

•	Revenue recognition

For countries restricted from disconnecting non paying customers, such as El Salvador, the Group established a policy whereby operations stopped recognizing revenue after a certain number of invoices remained unpaid (usually 3 invoices - as these customers would be disconnected after 3 unpaid invoices in normal circumstances). The Group believes it is unlikely that it will collect the overdue invoiced amounts from these subscribers i.e. the 'Covid subscribers'. From that moment onwards after consideration of the guidance under IFRS 15.13, for 'Covid subscribers' the Group will only recognize revenue up to an amount equal to the consideration (cash) as and when received.

During the three-month period ended June 30, 2020, and as a result of applying the above policy, the Group has not recognised revenue for an amount of $9 million.

Note that there might be implications on other accounting areas such as inventory obsolescence or share-based payments, but the Group currently do not expect these to be significant. Finally, as of the date of this report, the Group has determined there are no material uncertainties that might cast significant doubt upon the Group's or any of its operations' ability to continue as a going concern.

16

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

New and amended IFRS standards

The following changes to standards effective for annual periods starting on January 1, 2020 have been adopted by the Group and did not have any significant impact on the Group’s accounting policies or disclosures and did not require retrospective adjustments:

•	Amendments to the conceptual framework. The IASB has revised its conceptual framework.

•	Amendments to IAS 1, ‘Presentation of financial statements’, and IAS 8, ‘Accounting policies, changes in accounting estimates and errors’.

•	Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest Rate Benchmark Reform.

•	Amendments to IFRS 3 - definition of a business. This amendment revises the definition of a business.

The following changes to standards not yet effective are not expected to materially affect the Group:

•	IFRS 17, ‘Insurance contracts’ - effective for annual periods starting on January 1, 2023- IFRS 17 will not have an impact for the Group. IFRS 17 has not been yet endorsed by the EU.

•	Amendments to IAS 1, 'Presentation of Financial Statements' - effective for annual periods starting on January 1, 2022- This amendment clarifies that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. The amendment also clarifies what IAS 1 means when it refers to the ‘settlement’ of a liability. These amendments have not yet been endorsed by the EU.

•	Amendment to IFRS 16, 'Leases' - COVID 19 Rent Concessions - effective for annual periods starting on June 1, 2020. This amendment provides an optional practical expedient for lessees from assessing whether a rent concession related to COVID-19 is a lease modification. Lessees can elect to account for such rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concession as variable lease payments in the period(s) in which the event or condition that triggers the reduced payment occurs. This amendment is still subject to EU endorsement.

•	Amendments to

◦	IFRS 3 'Business Combinations' - Reference to Conceptual Framework

◦	IAS 16 'Property, Plant and Equipment' - Proceeds before intended use

◦	IAS 37 'Provisions, Contingent Liabilities and Contingent Assets' - Cost of fulfilling a contract

◦	Annual improvements to IFRS Standards 2018-2020, affecting IFRS 1, IFRS 9, IFRS 16 and IAS 41

All of these amendments are effective for annual periods starting on January 1, 2022. These amendments have not yet been endorsed by the EU.

17

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS

Acquisitions 2020

There were no acquisitions in 2020.

Acquisitions 2019

On February 20, 2019, MIC S.A., Telefonica Centroamerica and Telefonica S.A. entered into 3 separate share purchase agreements (the “Telefonica CAM Acquisitions”) pursuant to which, subject to the terms and conditions contained therein, Millicom agreed to purchase 100% of the shares of Telefonica Moviles Panama, S.A., a company incorporated under the laws of Panama, from Telefonica Centroamerica (the “Panama Acquisition”), 100% of the shares of Telefonica de Costa Rica TC, S.A., a company incorporated under the laws of Costa Rica, from Telefonica (the “Costa Rica Acquisition”) and 100% of the shares of Telefonia Celular de Nicaragua, S.A., a company incorporated under the laws of Nicaragua, from Telefonica Centroamerica (the “Nicaragua Acquisition”). The Telefonica CAM Acquisitions Share Purchase Agreements contain customary representations and warranties and termination provisions. While Millicom completed both acquisitions in Nicaragua and Panama, it announced on May 1, 2020 that it terminated the Share Purchase Agreement in relation to the Costa Rica Acquisition (see note 11). The aggregate purchase price for the Telefonica Panama and Nicaragua Acquisitions was $1.08 billion, subject to potential purchase price adjustments.

Nicaragua Acquisition

This transaction closed on May 16, 2019 after receipt of the necessary approvals and, since that date, Millicom holds all voting rights in Telefonia Celular de Nicaragua ("Nicaragua") and controls it. On the same day, Millicom paid an original cash consideration of $437 million, which was adjusted to $430 million as of December 31, 2019 and finally adjusted to $426 million. For the purchase accounting, Millicom determined the final fair values of Nicaragua's identifiable assets and liabilities based on transaction and relative fair values. The purchase accounting has been finalized by May 16, 2020 and has not materially changed since December 31, 2019, with the exception of the final price adjustment.

The final purchase accounting and differences compared to the provisional fair values reported as at December 31, 2019 are shown below:

	Provisional Fair values (100%)	Final Fair values (100%)	Differences
	(US$ millions)	(US$ millions)	(US$ millions)
Intangible assets (excluding goodwill) (i)	131	131	—
Property, plant and equipment (ii)	149	149	—
Right of use assets (iii)	131	131	—
Other non-current assets	2	2	—
Current assets (excluding cash) (iv)	23	23	—
Trade receivables (v)	17	17	—
Cash and cash equivalents	7	7	—
Total assets acquired	459	459	—
Lease liabilities (iii)	131	131	—
Other liabilities (vi)	118	118	—
Total liabilities assumed	249	249	—
Fair value of assets acquired and liabilities assumed, net	210	210	—
Acquisition price	430	426	(4)
Final Goodwill	220	216	(4)
(i)	Intangible assets not previously recognized at the date of acquisition, are mainly customer lists for an amount of $81 million, with estimated useful lives ranging from 4 to 10 years. In addition, a fair value step-up of $39 million on the spectrum held by Nicaragua has been recognized, with a remaining useful life of 14 years.

(ii)	A fair value step-up of $39 million has been recognized on property, plant and equipment, mainly on the core network ($25 million) and owned buildings ($8 million). The expected remaining useful lives were estimated at 6-7 years on average.

(iii)	The Group measured the lease liability at the present value of the remaining lease payments (as defined in IFRS 16) as if the acquired lease were a new lease at the acquisition date. The right-of-use assets have been adjusted by $7 million to be measured at the same amount as the lease liabilities.

(iv)	Current assets include indemnification assets for tax contingencies at fair value for an amount of $11 million - see (vi) below.

(v)	The fair value of trade receivables acquired was $17 million.

(vi)	Other liabilities include the fair value of certain possible tax contingent liabilities for $1 million and a deferred tax liability of $50 million resulting from the above adjustments

18

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (Continued)

The completion of the purchase price allocation did not result in any material impact on the statement of income in respect of values previously recorded in the provisional purchase accounting for the year ended December 31, 2019 or for the interim periods within the years 2019 and 2020. The impact on the statement of financial position as at December 31, 2019 is summarized in the table at the bottom of this note.

Panama Acquisition

This transaction closed on August 29, 2019 after receipt of the necessary approvals and, since that date, Cable Onda, which is 80% owned by Millicom, holds all voting rights in Telefonica Moviles Panama, S.A. ("Panama") and controls it. On the same day, Cable Onda paid an original cash consideration of $594 million to acquire 100% of the shares of Panama, subject to a final price adjustment expected in H2 2020. The purchase consideration also includes potential indemnifications from the sellers (including potential tax contingencies and litigations). No non-controlling interests are recognized at acquisition date as Cable Onda acquired 100% of the shares of Panama. However, non-controlling interests are recognized in Panama's results from the date of acquisition.

For the purchase accounting, Millicom determined the fair value of Panama's identifiable assets and liabilities based on transaction and relative fair values. During Q2 2020, the Group completed the policy alignment and evaluation in respect of the right-of-use assets and lease liabilities. The related effect of these adjustments is shown in the table below.

As of June 30, 2020, the purchase accounting is still provisional, particularly in respect of the evaluation of property, plant and equipment, the final purchase price adjustment and their resulting impact on the current valuation of intangible assets. Management will finalize the purchase accounting not later than Q3 2020.

The updated provisional purchase accounting and differences compared to the provisional fair values reported as at December 31, 2019 are shown below:

	Provisional Fair values (100%)	Provisional Fair values (100%)	Differences
	December 31, 2019	June 30, 2020
	(US$ millions)	(US$ millions)	(US$ millions)
Intangible assets (excluding goodwill) (i)	178	178	—
Property, plant and equipment (ii)	110	110	—
Right of use assets (iii)	47	81	34
Other non-current assets	3	3	—
Current assets (excluding cash)	23	23	—
Trade receivables (iv)	21	21	—
Cash and cash equivalents	10	10	—
Total assets acquired	391	425	34
Lease liabilities	48	81	33
Other debt and financing	74	74	—
Other liabilities (v)	101	102	1
Total liabilities assumed	224	257	34
Fair value of assets acquired and liabilities assumed, net	167	168	1
Acquisition price	594	594	—
Provisional Goodwill	426	425	(1)
(i)	Intangible assets not previously recognized at the date of acquisition, are mainly customer lists for an amount of $58 million, with estimated useful lives ranging from 3 to 17 years. In addition, a fair value step-up of $3 million on the spectrum held by Panama has been recognized, with a remaining useful life of 17 years.

(ii)	Final valuation is still in progress and will be finalized by August 29, 2020.

(iii)	The accounting policy alignment resulted in an increase in the right-of-use assets and lease liabilities of approximately $30 million. Subsequently, the right-of-use assets have been adjusted by $4 million to be measured at the same amount as the lease liabilities.

(iv)	The fair value of trade receivables acquired was $21 million.

(v)	Other liabilities include a deferred tax liability of $16 million resulting from the above adjustments.

19

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (Continued)

Impact on the statement of financial position of the finalization/update of the purchase accounting for recent acquisitions

The finalization/update of the purchase accounting for the recent acquisitions had an effect on the following financial statements line items on the statement of financial position as of December 31, 2019:

		Impact of finalization/update of purchase accounting of
$ millions	December 31, 2019	Nicaragua	Panama	December 31, 2019	Reason for the change
	As reported			Restated
STATEMENT OF FINANCIAL POSITION
ASSETS
Intangible assets, net	3,219	(4)	(1)	3,214	(i)
Right-of-use asset (non-current)	977	—	34	1,012	(ii)
Other current assets	181	4	—	185	(iii)
LIABILITIES
Lease liabilities (non-current)	967	—	22	988	(ii)
Lease liabilities (current)	97	—	11	107	(ii)
Deferred tax liabilities	279	—	1	280	(iv)
(i)	Impact on goodwill resulting from the adjustments explained above for Nicaragua and Panama.

(ii)	See Panama section above. Refers to IFRS 16 accounting policy alignment and purchase accounting adjustment..

(iii)	See Nicaragua section above. Reflects the final price adjustment agreed for Nicaragua.

(iv)	Deferred tax impact of these previously explained adjustments.

Impact on the statement of income of the finalization/update of the purchase accounting for recent acquisitions

The Group finalized Cable Onda's purchase accounting in December 2019 by adjusting the provisional fair values mainly on tangible assets. The impact on the statement of income for the three- and six-month periods ended June 30, 2019 was mainly on depreciation as an additional charge was recorded for $2 million and $4 million, respectively, compared to what the Group reported last year.

The impact of the finalization of Nicaragua's purchase accounting (and update on Panama's) on the 2019 Group statement of income is immaterial. Therefore, no adjustments were made in that respect on comparative figures.

20

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Summary

Financial information relating to the discontinued operations for the three- and six-month periods ended June 30, 2019 are set out below. Figures shown below are after inter-company eliminations. 2019 figures include Chad only (6 months).

Results from Discontinued Operations ($ millions)	Six months ended June 30, 2019	Three months ended June 30, 2019
Revenue	50	19
Cost of sales	(14)	(5)
Operating expenses	(27)	(13)
Depreciation and amortization	(11)	(4)
Gain/(loss) on disposal of discontinued operations	74	74
Other expenses linked to the disposal of discontinued operations	(5)	(4)
Operating profit (loss)	68	67
Interest income (expense), net	(2)	(1)
Profit (loss) before taxes	66	65
Credit (charge) for taxes, net	(2)	(1)
Net Profit/(loss) from discontinuing operations	64	64
Cash flows from discontinued operations ($ millions)	Six months ended June 30, 2019
Cash from (used in) operating activities, net	(8)
Cash from (used in) investing activities, net	5
Cash from (used in) financing activities, net	7
Net cash inflows/(outflows)	5

Rwanda

On January 31, 2018, Millicom completed the sale of its Rwanda operations to subsidiaries of Bharti Airtel Limited for cash consideration of $51 million. The consideration included a deferred cash payment of $17 million, which was received in Q1 2020.

21

5. SEGMENT INFORMATION

Management determines operating and reportable segments based on information used by the chief operating decision maker (CODM) to make strategic and operational decisions from both a business and geographic perspective. The Group’s risks and rates of return are predominantly affected by operating in different geographical regions. The Group has businesses in two main regions: Latin America (“Latam”) and Africa. The Latam figures below include Honduras and Guatemala as if they are fully consolidated by the Group, as this reflects the way management reviews and uses internally reported information to make decisions. Honduras and Guatemala are shown under the Latam segment. The joint venture in Ghana is not reported as if fully consolidated.

As from June 30, 2020, Millicom is allocating corporate costs to each segment based on their contribution to underlying revenue, and only non-recurring costs, such as the M&A-related fees incurred in both 2018 and 2019, will remain unallocated going forward. This change in presentation has no impact on Group EBITDA.

In order to facilitate comparisons of June 30, 2020 figures with prior periods, comparative figures have been re-presented to conform with this new segment EBITDA reporting.

Revenue, operating profit (loss), EBITDA and other segment information for the three- and six-month periods ended June 30, 2020 and 2019, are as follows:

Six months ended June 30, 2020 (in millions of U.S dollars)	Latin America	Africa	Unallocated	Guatemala and Honduras(vii)	Eliminations and Transfers	Total
Mobile revenue	1,593	171	—	(718)	—	1,046
Cable and other fixed services revenue	1,045	4	—	(146)	—	903
Other revenue	28	—	—	(3)	—	25
Service revenue (i)	2,665	175	—	(867)	—	1,973
Telephone and equipment and other revenue (i)	200	—	—	(115)	—	84
Revenue	2,865	175	—	(981)	—	2,057
Operating profit (loss)	371	14	13	(250)	79	226
Add back:
Depreciation and amortization	775	45	6	(227)	—	599
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(79)	(79)
Other operating income (expenses), net	(3)	—	(19)	—	—	(23)
EBITDA (ii)	1,144	59	(1)	(477)	—	725
EBITDA from discontinued operations	—	—	—	—	—	—
EBITDA incl discontinued operations	1,144	59	(1)	(477)	—	725
Capital expenditure (iii)	(469)	(19)	(5)	118	—	(376)
Changes in working capital and others (iv)	405	—	(475)	(19)	—	(89)
Taxes paid	(95)	(5)	(1)	58	—	(43)
Operating free cash flow (v)	985	35	(482)	(321)	—	217
Total Assets (vi)	13,701	916	4,562	(5,292)	(1,335)	12,552
Total Liabilities	9,134	938	3,921	(2,172)	(1,595)	10,227

22

5. SEGMENT INFORMATION (Continued)

Six months ended June 30, 2019 (in millions of U.S dollars)	Latin America	Africa (viii)	Unallocated	Guatemala and Honduras (vii)	Eliminations and transfers	Total
Mobile revenue	1,580	181	—	(741)	—	1,020
Cable and other fixed services revenue	1,085	4	—	(136)	—	953
Other revenue	25	—	—	(3)	—	22
Service revenue (i)	2,689	186	—	(879)	—	1,996
Telephone and equipment revenue (i)	198	—	—	(105)	—	93
Revenue	2,887	186	—	(983)	—	2,089
Operating profit (loss)	468	(3)	(14)	(272)	91	270
Add back:
Depreciation and amortization	699	49	4	(221)	—	531
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(91)	(91)
Other operating income (expenses), net	(3)	(1)	—	(4)	—	(8)
EBITDA (ii)	1,164	45	(10)	(496)	—	703
EBITDA from discontinued operations	—	4	—	—	—	4
EBITDA incl discontinued operations	1,164	49	(10)	(496)	—	707
Capital expenditure (iii)	(548)	(27)	(4)	136	—	(442)
Changes in working capital and others (iv)	(62)	15	(67)	—	—	(113)
Taxes paid	(95)	(6)	(6)	58	—	(50)
Operating free cash flow (v)	459	31	(87)	(302)	—	102
Total Assets (vi)	13,105	947	3,510	(5,666)	(226)	11,670
Total Liabilities	7,390	889	4,067	(2,106)	(1,164)	9,075

23

5. SEGMENT INFORMATION (Continued)

Three months ended June 30, 2020 (in millions of U.S dollars)	Latin America	Africa (viii)	Unallocated	Guatemala and Honduras (vii)	Eliminations and transfers	Total

Mobile revenue	750	84	—	(345)	—	490
Cable and other fixed services revenue	506	2	—	(73)	—	435
Other revenue	14	—	—	(2)	—	12
Service revenue (i)	1,270	86	—	(419)	—	937
Telephone and equipment revenue (i)	90	—	—	(57)	—	33
Revenue	1,360	86	—	(476)	—	970
Operating profit (loss)	152	7	16	(116)	34	93
Add back:
Depreciation and amortization	392	22	3	(113)	—	304
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(34)	(34)
Other operating income (expenses), net	(1)	—	(19)	—	—	(20)
EBITDA (ii)	544	29	—	(229)	—	343
EBITDA from discontinued operations	—	—	—	—	—	—
EBITDA incl discontinued operations	544	29	—	(229)	—	343
Capital expenditure (iii)	(185)	(9)	(1)	51	—	(144)
Changes in working capital and others (iv)	470	—	(416)	(19)	—	35
Taxes paid	(62)	(2)	—	32	—	(32)
Operating free cash flow (v)	767	19	(418)	(165)	—	202

24

5. SEGMENT INFORMATION (Continued)

Three months ended June 30, 2019 (in millions of U.S dollars)	Latin America	Africa	Unallocated	Guatemala and Honduras (vii)	Eliminations and transfers	Total

Mobile revenue	802	90	—	(373)	—	519
Cable and other fixed services revenue	543	2	—	(69)	—	476
Other revenue	13	—	—	(1)	—	12
Service revenue (i)	1,358	92	—	(444)	—	1,007
Telephone and equipment revenue (i)	103	—	—	(55)	—	48
Revenue	1,461	92	—	(499)	—	1,054
Operating profit (loss)	219	(11)	(10)	(135)	46	109
Add back:
Depreciation and amortization	359	24	2	(112)	—	273
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(46)	(46)
Other operating income (expenses), net	—	—	—	(2)	—	(3)
EBITDA (ii)	577	14	(9)	(249)	—	333
EBITDA from discontinued operations	—	(4)	—	—	—	(4)
EBITDA incl discontinued operations	577	10	(9)	(249)	—	329
Capital expenditure (iii)	(242)	(17)	(2)	59	—	(201)
Changes in working capital and others (iv)	24	22	(36)	10	—	19
Taxes paid	(72)	(3)	(7)	36	—	(46)
Operating free cash flow (v)	286	11	(53)	(144)	—	101

(i)	Service revenue is Group revenue related to the provision of ongoing services such as monthly subscription fees, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, SMS and other value-added services excluding telephone and equipment sales. Revenues from other sources comprises rental, sub-lease rental income and other non-recurring revenues. The Group derives revenue from the transfer of goods and services over time and at a point in time. Refer to the table below.

(ii)	EBITDA is operating profit excluding impairment losses, depreciation and amortization and gains/losses on the disposal of fixed assets. EBITDA is used by the management to monitor the segmental performance and for capital management.

(iii)       Excluding spectrum and licenses of $91 million (2019: $11 million) and cash received on tower deals of nil (2019: $13 million).

(iv)	‘Changes in working capital and others’ include changes in working capital as stated in the cash flow statement as well as share based payments expense and non-cash bonuses.

(v)	Operating Free Cash Flow is EBITDA less cash capex (excluding spectrum and license costs) less change in working capital, other non-cash items (share-based payment expense and non-cash bonuses) and taxes paid.

(vi)       Segment assets include goodwill and other intangible assets.

(vii)       Including eliminations for Guatemala and Honduras as reported in the Latin America segment.

(viii)       Restated as a result of classification of certain of Millicom's African operations as discontinued operations (see note 4).

25

5. SEGMENT INFORMATION (Continued)

Revenue from contracts with customers from continuing operations

		Six months ended June 30, 2020			Six months ended June 30, 2019			Three months ended June 30, 2020			Three months ended June 30, 2019
in millions of U.S dollars	Timing of revenue recognition	Latin America	Africa	Total Group	Latin America	Africa	Total Group	Latin America	Africa	Total Group	Latin America	Africa	Total Group
Mobile	Over time	861	117	977	824	127	951	398	57	455	422	63	484
Mobile Financial Services	Point in time	14	53	68	15	54	70	8	27	34	7	27	34
Cable and other fixed services	Over time	899	4	903	949	4	953	433	2	435	474	2	476
Other	Over time	24	—	25	23	—	23	12	—	12	11	—	12
Service Revenue		1,798	175	1,973	1,810	186	1,996	851	86	937	914	92	1,007
Telephone and equipment	Point in time	85	—	85	93	—	94	33	—	33	48	—	48
Revenue from contracts with customers		1,883	175	2,057	1,904	186	2,089	884	86	970	962	92	1,054

6. OTHER NON-OPERATING (EXPENSES) INCOME, NET

The Group’s other non-operating (expenses) income, net comprised the following:

in millions of U.S dollars	Six months ended June 30, 2020	Six months ended June 30, 2019	Three months ended June 30, 2020	Three months ended June 30, 2019
Change in fair value of derivatives (Note 13)	(6)	—	(6)	—
Change in fair value in investment in Jumia (Note 14)	(18)	57	—	57
Change in fair value in investment in HT (Note 14)	(45)	—	16	—
Change in value of call option and put option liability (Note 13)	8	(15)	(1)	(15)
Exchange gains (losses), net (i)	(78)	1	12	(11)
Other non-operating income (expenses), net	2	2	1	1
Total	(136)	45	22	33

(i)   Exchange losses in 2020 are mainly due to the devaluation of the Colombia peso against US dollar.

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7. EARNINGS PER COMMON SHARE

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

in millions of U.S dollars	Six months ended June 30, 2020	Six months ended June 30, 2019(i)	Three months ended June 30, 2020	Three months ended June 30, 2019(i)
Basic and Diluted
Net profit (loss) attributable to equity holders from continuing operations	(237)	(6)	(114)	(20)
Net profit (loss) attributable to equity holders from discontinuing operations	(1)	64	(1)	64
Net profit/(loss) attributable to all equity holders to determine the basic earnings (loss) per share	(238)	58	(115)	45

in thousands
Weighted average number of ordinary shares for basic and diluted earnings per share	101,136	101,105	101,149	101,110

in U.S dollars
Basic and diluted
EPS from continuing operations attributable to owners of the Company	(2.34)	(0.06)	(1.13)	(0.20)
EPS from discontinued operations attributable to owners of the Company	(0.01)	0.63	(0.01)	0.64
EPS for the period attributable to owners of the Company	(2.35)	0.57	(1.14)	0.44

(i)	Restated as a result of the finalization of the purchase accounting of latest acquisitions (see note 3).

8. PROPERTY, PLANT AND EQUIPMENT

During the six-month period ended June 30, 2020, Millicom added property, plant and equipment for $240 million (June 30, 2019: $286 million) and received $1 million from disposal of property, plant and equipment (June 30, 2019: $12 million).

9. INTANGIBLE ASSETS

During the six-month period ended June 30, 2020, Millicom added intangible assets for $463 million of which $420 million related to acquisition of spectrum and licenses, and $44 million to additions of other intangible assets (June 30, 2019: $49 million and $40 million, respectively ) and did not receive any proceeds from disposal of intangible assets (June 30, 2019: nil).

In December 2019, Telemovil El Salvador S.A. de C.V. ('Telemovil') acquired spectrum in 50Mhz AWS band and paid an advance of $14 million. On January 8, 2020, Telemovil made a final payment of $20 million and started using the spectrum.

In December 2019, Tigo Colombia participated in an auction launched by the Ministerio de Tecnologias de la Informacion y las Comunicaciones (MINTIC), and acquired licenses granting the right to use a total of 40 MHz in the 700 MHz band. The 20-year license will expire in 2040. As a result of this auction,Tigo Colombia has strengthened its spectrum position, which also includes 55 MHz in the 1900 band and 30 MHz of AWS. Tigo Colombia agreed to a total notional consideration of COP$2.45 billion (equivalent to approximately US$650 million using the June 30, 2020 exchange rate), of which approximately 55% will be payable in cash and 45% in coverage obligations to be met by 2025.

An initial payment of approximately $33 million was made in Q2 2020, with the remainder payable in 12 annual installments beginning in 2026 and ending in 2037. The 55% cash portion bears interest at Colombia's 10 years bond rate. In April and May 2020, local management received the permission to operate the 40 Mhz in the 700 MHz band and accounted for the spectrum at an amount of $388 million corresponding to the net present value of the future payments, plus other costs directly attributable to this acquisition. The related future interest commitments will be recognized as interest expense over the next 17 years. The remaining 45% consideration due as coverage obligations will be recognized in the statement of financial position as capex additions once built and in use.

27

10. FINANCIAL OBLIGATIONS

A. Debt and financing

The most significant movements in debt and financing during the period were as follows:

MIC S.A.

Revolving Credit Facility

On June 29, 2020, the Company reimbursed the whole $400 million that were drawn down on March 25, 2020.

El Salvador

On June 29, 2020, Telemovil El Salvador, S.A de C.V. repaid in its entirety $150 million of principal repayment under a credit agreement dated as of January 12, 2018 entered into with the Bank of Nova Scotia, as lender, and the company as guarantor.

Honduras

On June 1, 2020, the Group executed a $32 million bank loan agreement in equivalent amount in local currency for a10 year term.

Costa Rica

On June 29, 2020 Millicom Cable Costa Rica S.A. partially repaid an amount of $30 million towards its $150 million syndicated credit agreement dated as of April 13, 2018, and guaranteed by the Company.

Paraguay

On May 4, 2020, Telefónica Celular de Paraguay, S.A.E., completed the acquisition of another Millicom subsidiary in Paraguay - Mobile Cash Paraguay S.A , and further on June 30, 2020, the acquisition of Servicios y Productos Multimedia S.A.. Effective as of those dates, these new entities now form part of the borrower's group for purposes of the $550 million 5.875% Senior Notes due 2027 issued by Telefónica Celular de Paraguay, S.A.E..

Guatemala

On June 19, 2020, Guatemala operation entered into a credit agreement with Banco Industrial for QTZ 500 million (approximately $65 million using the exchange rate as of June 30, 2020 ) for a 5 year term.

28

10. FINANCIAL OBLIGATIONS (Continued)

Analysis of debt and financing by maturity

The total amount of debt and financing is repayable as follows:

in millions of U.S dollars	As at June 30, 2020	December 31, 2019
Due within:
One year	103	186
One-two years	109	155
Two-three years	379	145
Three-four years	831	517
Four-five years	1,084	1,085
After five years	3,453	3,884
Total debt and financing	5,960	5,972

As at June 30, 2020, the Group's share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees was $295 million (December 31, 2019: $464 million).

In addition to the above, in 2019, MIC Tanzania Public Limited Company entered into a loan facility agreement, with the Standard Bank of South Africa acting as an agent and a consortium of banks acting as the original lenders. The facility agreement, maturing in 2025, has an all asset debenture securing the whole amount, as well as a pledge over the shares of the immediate holding company of the borrower.

The table below describes the outstanding and maximum exposure under guarantees and the remaining terms of the guarantees as at June 30, 2020 and December 31, 2019.

	Bank and financing guarantees (i)
in millions of U.S dollars	As at June 30, 2020		As at December 31, 2019
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
0-1 year	47	47	29	29
1-3 years	248	248	134	134
3-5 years	—	—	300	300
More than 5 years	—	—	—	—
Total	295	295	464	464

(i) If non-payment by the obligor, the guarantee ensures payment of outstanding amounts by the Group's guarantor.

The Group’s interest and other financial expenses comprised the following:

in millions of U.S dollars	Six months ended June 30, 2020	Six months ended June 30, 2019	Three months ended June 30, 2020	Three months ended June 30, 2019
Interest expense on bonds and bank financing	(195)	(169)	(98)	(83)
Interest expense on leases	(78)	(75)	(39)	(38)
Early redemption charges	—	(10)	—	(3)
Others	(43)	(17)	(32)	(8)
Total interest and other financial expenses	(316)	(272)	(169)	(132)

29

10. FINANCIAL OBLIGATIONS (Continued)

B. Lease liabilities

In early 2020, and following a change in regulation in Colombia, lease payments for the use of certain public assets have been significantly decreased. This triggered a lease modification and a decrease of the related lease liabilities (and right-of-use assets) of approximately $45 million.

Except for the change above, there have been no other significant events affecting lease liabilities (and right-of-use assets) during the six-month period ended June 30, 2020.

11. COMMITMENTS AND CONTINGENCIES

Litigation & claims

The Company and its operations are contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of June 30, 2020, the total exposure for claims and litigation risks against Millicom and its subsidiaries is $195 million (December 31, 2019: $204 million). The decrease is mainly due to currency devaluation in Colombia. The Group's share of the comparable exposure for joint ventures is $4 million (December 31, 2019: $4 million).

As at June 30, 2020, $26 million has been provided by its subsidiaries for these risks in the consolidated statement of financial position (December 31, 2019: $30 million). The Group's share of provisions made by the joint ventures was $3 million (December 31, 2019: $3 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.

On May 25, 2020, Telefonica SA (“TEF”) filed a breach of contract claim against Millicom, seeking specific performance to compel Millicom to close the acquisition of Telefonica de Costa Rica TC, S.A., as well as declaratory relief. Millicom believes the TEF claim is without merit and is vigorously defending the claim on the basis that Millicom did not breach the relevant share purchase agreement with TEF and was entitled to terminate the transaction, since the required closing conditions under the share purchase agreement were not met by the contractual end date.

Taxation

At June 30, 2020, the tax risks exposure of the Group's subsidiaries is estimated at $319 million, for which provisions of $67 million have been recorded in tax liabilities; representing the probable amount of eventual claims and required payments related to those risks (December 31, 2019: $300 million of which provisions of $50 million were recorded). The Group's share of comparable tax exposure and provisions in its joint ventures amounts to $60 million (December 31, 2019: $49 million) and $7 million (December 31, 2019: $4 million), respectively.

Capital commitments

At June 30, 2020, the Company and its subsidiaries had fixed commitments to purchase network equipment, land and buildings, other fixed assets and intangible assets of $328 million of which $276 million are due within one year (December 31, 2019: $122 million of which $102 million are due within one year). The Group’s share of commitments in the joint ventures is $68 million and $65 million. (December 31, 2019: $52 million and $51 million).

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12. RELATED PARTY TRANSACTIONS

The following transactions were conducted with related parties during the three- and six-month periods ended June 30, 2020 and June 30, 2019:

in millions of U.S dollars	Six months ended June 30, 2020	Six months ended June 30, 2019	Three months ended June 30, 2020	Three months ended June 30, 2019
Expenses
Purchases of goods and services from Miffin	(102)	(93)	(49)	(43)
Purchases of goods and services from EPM	(18)	(20)	(9)	(10)
Lease of towers and related services from HTA (i)	—	(13)	—	(12)
Other expenses	(8)	(2)	(3)	(1)
Total	(128)	(128)	(61)	(67)

(i)    HTA ceased to be a related party on October 15, 2019 (note 14).

in millions of U.S dollars	Six months ended June 30, 2020	Six months ended June 30, 2019	Three months ended June 30, 2020	Three months ended June 30, 2019
Income / gains
Sale of goods and services to Miffin	155	148	77	75
Sale of goods and services to EPM	7	6	4	3
Other income / gains	1	1	—	—
Total	163	154	81	79

As at June 30, 2020 and December 31, 2019, the Group had the following balances with related parties:

in millions of U.S dollars	As at June 30, 2020	As at December 31, 2019
Liabilities
Payables to Guatemala joint venture(i)	228	361
Payables to Honduras joint venture(ii)	147	133
Payables to EPM	18	37
Payables to Panama non-controlling interests	1	—
Total	395	531

(i)	Interest bearing shareholder loans of which $219 million are due after more than one year.

(ii)	Mainly advances for dividends expected to be declared in 2020 and shareholder loans.

31

12. RELATED PARTY TRANSACTIONS (Continued)

in millions of U.S dollars	As at June 30, 2020	As at December 31, 2019
Assets
Receivables from Guatemala and Honduras joint ventures	34	23
Receivables from EPM	4	3
Receivable from AirtelTigo Ghana (i)	44	43
Other accounts receivable	5	4
Total	87	73

(i)	Disclosed under Other non-current assets in the statement of financial position.

13. FINANCIAL INSTRUMENTS

Other than the items disclosed below, the fair values of financial assets and financial liabilities approximate their carrying values as at June 30, 2020 and December 31, 2019:

in millions of U.S dollars	Carrying value		Fair value(i)
	As at June 30, 2020	As at December 31, 2019	As at June 30, 2020	As at December 31, 2019
Financial liabilities
Debt and financing	5,960	5,972	5,989	6,229

(i)	Fair values are measured with reference to Level 1 (for listed bonds) or 2.

Derivative financial instruments

Currency and interest rate swap contracts

MIC S.A. entered into swap contracts in order to hedge the foreign currency and interest rate risks in relation to the SEK 2 billion (approximately $211 million) senior unsecured sustainability bond issued in May 2019. These swaps are accounted for as cash flow hedges as the timing and amounts of the cash flows under the swap agreements match the cash flows under the SEK bond. Their maturity date is May 2024. The hedging relationship is highly effective and related fluctuations are recorded through other comprehensive income. At June 30, 2020, the fair values of the swaps amount to a liability of $10 million (December 31, 2019: a liability of $0.2 million).

El Salvador and Costa Rica Operations have also entered into several swap agreements in order to hedge foreign currency and interest rate risks on certain long term debts. These swaps are accounted for as cash flow hedges and related fair value changes are recorded through other comprehensive income. At June 30, 2020, the fair values of these swaps amount to liabilities of $16 million (December 31, 2019: liabilities of $17 million).

Interest rate and currency swaps are measured with reference to Level 2 of the fair value hierarchy

There are no other derivative financial instruments with a significant fair value at June 30, 2020.

Call and put options - Panama

As of June 30, 2020, the put option liability is valued at $268 million (December 31, 2019: $264 million) (being the higher of the value of the 'Transaction Price' put option and fair market value - for further details refer to the Group's 2019 consolidated financial statements). Changes in the value of the put option liability are recorded in the Group's statement of income under 'other non-operating (expenses) income, net' (see note 6).

As of June 30, 2020, call options have a fair value of $12 million (December 31, 2019: nil).

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14. EQUITY INVESTMENTS

As at June 30, 2020 and December 31, 2019, Millicom has the following investments in equity instruments measured at fair value through profit and loss under IFRS 9:

in millions of U.S dollars	June 30, 2020	December 31, 2019
Investment in Jumia	—	32
Investment in HT	237	338
Equity investment - total	237	371

Jumia Technologies AG (“Jumia”)

In the course of June 2020, Millicom disposed of its entire stake in Jumia (approximately 6%) for a total net consideration of $29 million, triggering a net gain on disposal of $15 million recorded in the statement of income for the three-month period ended June 30, 2020 under ‘other operating income (expenses), net’.

Helios Towers plc (“HT”)

In June 2020, Millicom disposed of 33 million shares that it owned in HT for a total net consideration of GBP 49 million ($62 million), triggering a net gain on disposal of $5 million recorded under ‘other operating income (expenses), net’. Following these disposals, Millicom owns a remaining shareholding of 12.9% in HT, valued at $237 million (level 1) at the June 30, 2020 share price (GBP 1.49). The changes in fair value are shown under 'Other non-operating (expenses) income, net' (see note 6).

15. INVESTMENTS IN JOINT VENTURES

Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures.

At June 30, 2020, the equity accounted net assets of Millicom's joint ventures in Guatemala, Honduras and Ghana totaled $3,120 million (December 31, 2019: $3,346 million). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and previously unrecognized assets and assumed liabilities recognized as part of the purchase accounting). Out of these reserves, $153 million (December 31, 2019: $142 million) represent statutory reserves that are unavailable to be distributed to the Group. During the period ended June 30, 2020, Millicom’s joint ventures paid $58 million (December 31, 2019: $237 million) as dividends or dividend advances to the Company.

in millions of U.S dollars	2020
	Guatemala(i)	Honduras (i)
Opening Balance at January 1, 2020	2,089	708
Results for the period	73	5
Dividends declared during the period	(199)	—
Currency exchange differences	—	(3)
Closing Balance at June 30, 2020	1,963	710

(i) Share of profit is recognized under ‘Share of profit in the joint ventures in Guatemala and Honduras’ in the statement of income.

16. IPO – MILLICOM’S OPERATIONS IN TANZANIA

In June 2016, an amendment to the Electronic and Postal Communications Act (“EPOCA”) in the Finance Act 2016 required all Tanzanian licensed telecom operators to sell 25% of the authorized share capital in a public offering on the Dar Es Salaam Stock Exchange. In December 2019, the Group filed the draft prospectus with the Tanzania Capital Market and Securities Authority with the view to initiate the listing process in H2 2020.

17. SUBSEQUENT EVENTS

There are no significant subsequent events.

33

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)
By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: July 30, 2020